Exhibit 99.2

EXECUTION VERSION

AGREEMENT TO TENDER

This Agreement to Tender, dated as of July 14, 2015 (this “Agreement”), among Global Aviation Leasing Co., Ltd., a Cayman Islands exempted company (“Offeror”), and the persons listed on Exhibit A hereto (each, a “Stockholder” and collectively, the “Stockholders”). Capitalized terms used herein which are not defined herein shall have the meanings set forth for such terms in the Tender Offer Agreement (as defined below).

WHEREAS, Offeror desires to acquire 20% of the issued and outstanding common shares of Avolon Holdings Limited, a Cayman Islands exempted company (the “Company”) par value $0.000004 per share (the “Company Common Shares”);

WHEREAS, in furtherance thereof, Offeror plans to commence a tender offer (the “Offer”) pursuant to that certain Investment and Tender Offer Agreement (the “Tender Offer Agreement”), dated as of the date hereof, by and between Offeror and the Company, to acquire 20% of the issued and outstanding Company Common Shares for $26.00 per share (such amount or any higher amount per share that may be paid pursuant to the Offer, the “Offer Price”);

WHEREAS, each Stockholder owns the number of Company Common Shares set forth opposite its name on Exhibit A hereto in the column titled “Total Shares Owned” and agrees to tender the number of Company Common Shares owned by such Stockholder set forth opposite its name on Exhibit A hereto in the column titled “Shares to Tender” (such Company Common Shares listed in the column titled “Shares to Tender” on Exhibit A hereto, being collectively referred to herein as the “Subject Shares”); and

WHEREAS, as a condition to the Offeror’s willingness to enter into the Tender Offer Agreement, Offeror has requested that the Stockholders enter into, and the Stockholders are willing to enter into, this Agreement pursuant to which the Stockholders agree, among other things, to tender their respective Subject Shares pursuant to the terms hereof after Offeror launches the Offer;

NOW, THEREFORE, the parties hereto agree as follows:

Section 1. Representations and Warranties of the Stockholders. Each Stockholder, solely as to itself and its own Subject Shares and not as to any other Stockholder or the Subject Shares of any other Stockholder, hereby represents and warrants to Offeror as follows:

(a) Organization; Authority; Execution and Deliver; Enforceability. Such Stockholder is duly organized, validly existing and in good standing under the laws of the jurisdiction under which it is organized. Such Stockholder has all requisite power and authority to execute this Agreement and to perform its obligations hereunder. The execution and delivery by such Stockholder of this Agreement and consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Stockholder. Such Stockholder has duly executed and delivered this Agreement, and this Agreement constitutes the legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. The execution and delivery of such Stockholder of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, result in any violation of or default (with or without notice or lapse of time or both) under or give rise to a right of termination, cancellation or acceleration of any obligation or to a loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of such Stockholder under (A) any provision of such Stockholder’s organizational documents, (B) any Contract to which such Stockholder is a party or by which any properties or assets of such Stockholder are bound or (C) any provision of any Judgment or Lien applicable to such Stockholder or its properties or assets, in each case except as would reasonably be expected to materially impair the ability of such Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby. No Consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to such Stockholder in connection with the execution, delivery and performance of its obligations under this Agreement.

(b) The Subject Shares. Such Stockholder is the record and beneficial owner of and has good and marketable title to, the Company Common Shares owned by such Stockholder set forth opposite its name under the Exhibit A hereto in the column entitled “Total Shares Owned”, free and clear of any Liens other than restrictions on transfer arising under applicable securities Laws and the Existing Shareholders’ Agreement. Other than the Existing Shareholders’ Agreement, none of such Company Common Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting, except as contemplated by this Agreement.

(c) Brokers. No broker, investment banker, financial advisor or other person or entity is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the consummation of the transactions contemplated hereby based upon arrangements made by or on behalf of such Stockholder.

(d) Absence of Litigation. As of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of such Stockholder, threatened against or affecting, such Stockholder or any of its properties or assets (including the Subject Shares) that would reasonably be expected to material impair the ability of such Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(e) Opportunity to Review; Reliance. Such Stockholder has had the opportunity to review the Tender Offer Agreement and this Agreement with counsel of its own choosing. Such Stockholder understands and acknowledges that Offeror is entering into the Tender Offer Agreement in reliance upon such Stockholder’s execution, delivery and performance of this Agreement.

Section 2. Representations and Warranties of Offeror. Offeror hereby represents and warrants to the Stockholders as follows:

(a) Organization; Authority; Execution and Deliver; Enforceability. Offeror is duly organized, validly existing and in good standing under the laws of the jurisdiction under

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which it is organized. Offeror has all requisite corporate power and authority to execute this Agreement and to consummate the transactions contemplated hereby. The execution and delivery by Offeror of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Offeror except for the approval of the shareholders of Bohai Leasing Co., Ltd. Offeror has duly executed and delivered this Agreement. This Agreement constitutes the legal, valid and binding obligation of Offeror enforceable against Offeror in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. The execution and delivery by Offeror of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Offeror under, any provision of any Contract to which Offeror is a party or by which any properties or assets of Offeror are bound or, any provision of any Judgment or Law applicable to Offeror or the properties or assets of Offeror.

(b) No Violation. No Consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to Offeror in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby.

(c) Absence of Litigation. As of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of Offeror, threatened against or affecting, Offeror or any of its properties or assets that would reasonably be expected to impair the ability of Offeror to consummate the Offer.

Section 3. Agreement to Tender; Other Covenants. Each Stockholder, solely as to itself and its own Subject Shares and not as to any other Stockholder or the Subject Shares of any other Stockholder, and Offeror, covenant and agree as follows:

(a) Agreement to Tender. Such Stockholder shall accept the Offer with respect to all the Subject Shares of such Stockholder and shall tender all such Subject Shares pursuant to the Offer and the terms of this Agreement at or prior to the Expiration Time. Such Stockholder shall not withdraw any Subject Shares of such Stockholder tendered pursuant to the Offer unless (i) the Offer shall have been terminated in accordance with applicable Law and the Tender Offer Agreement, or (ii) this Agreement shall have been terminated in accordance with its terms.

(b) No Transfer. Other than pursuant to this Agreement, such Stockholder shall not, directly or indirectly (i) sell, transfer, pledge, charge, hypothecate, assign or otherwise dispose of (including by gift, merger or operation of law), encumber, hedge or utilize a derivative to transfer the economic interest in (collectively, “Transfer”), or enter into any Contract, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any Subject Shares to any person other than pursuant to the Offer or (ii) enter into any voting arrangement, whether by proxy, power of attorney, voting agreement, voting trust or otherwise (including pursuant to any loan of Subject Shares), with respect to any Subject Shares. In addition, the Stockholder shall not commit or agree to take any of the foregoing actions.

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(c) Press Releases; Public Statements. Such Stockholder shall not issue any press release or make any other public statement with respect to this Agreement or the consummation of the transactions contemplated hereby without the prior written consent of Offeror and the Company, except as may be required by applicable Law.

(d) No Solicitation. Such Stockholder shall not, nor shall such Stockholder knowingly permit any of its Stockholder Representatives to (i) solicit, initiate, intentionally encourage or intentionally facilitate any inquiry, offer or proposal with respect to, or that constitutes or would reasonably be expected to lead to, an Alternative Proposal, (ii) enter into, continue or otherwise engage or participate in any discussions or negotiations with respect to an Alternative Proposal or provide nonpublic information to any Person with respect to, or with the intention to solicit, an Alternative Proposal, or (iii) enter into any letter of intent or agreement in principle or any agreement providing for any Alternative Proposal; provided, however, that notwithstanding anything in this Agreement to the contrary, (1) if the Company receives an Alternate Proposal that did not result from any breach of this Section 3(d) by such Stockholder or to such Stockholder’s knowledge Section 4.02 of the Tender Offer Agreement in any material respect and that the Company Board has determined constitutes a Qualifying Proposal or could reasonably be expected to result in a Qualifying Proposal, then such Stockholder and its Stockholder Representatives may (x) furnish nonpublic information to the third-party making such Alternative Proposal if such third-party has executed a confidentiality agreement with the Company and/or (y) engage in discussions or negotiations with such third-party with respect to the Alternative Proposal, (2) nothing contained in this Agreement shall prohibit such Stockholder or any of its Stockholder Representatives from making any public disclosures in respect of an Alternative Proposal if such Person determines in good faith that the failure to make such disclosure or taking any actions which would be inconsistent with such Person’s exercise of its fiduciary duties. “Stockholder Representatives” means, with respect to a Stockholder, such Stockholder’s directors, partners, officers, employees, accountants, consultants, legal counsel, investment bankers, financial advisors, brokers, finders or agents or other representatives of such Stockholder except that any Person who is a member of the Company Board shall not be a “Stockholder Representative” for any purpose hereunder.

(e) Waiver of Preemptive Rights. Such Stockholder hereby waives any preemptive rights with respect to any Subject Shares in connection with the consummation of the transactions contemplated by the Tender Offer.

(f) A&R Shareholders’ Agreement. At the Offer Closing, each Stockholder shall deliver to Offeror and the other Stockholders and Offeror shall deliver to the Stockholders, a duly executed counterpart to the Amended and Restated Shareholders’ Agreement, dated as of the Offering Closing Date, by and among the Offeror, the Stockholders and the other signatories party thereto in the form attached as Exhibit B to this Agreement.

(g) Public Statements. Offeror will consult with the Company, acting on the basis of communications and coordination with each Stockholder, so that each Stockholder is given the opportunity, through the Company, to review and comment on any press release or

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other public statement or public comment prior to the issuance of such press release or any other public statement or public comment relating to this Agreement or the Offer that includes (i) the identity of such Stockholder, (ii) the nature of such Stockholder’s commitments, arrangements or undertakings under this Agreement or (iii) any other information regarding such Stockholder. Offeror shall not issue any such press release or other public statement or public comment prior to such consultation except as may be required to be disclosed by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange or as may be requested by a Governmental Entity; provided, that to the extent Offeror is required to make such a press release or other public statement or public comment pursuant to applicable Law or pursuant to a listing agreement with a national securities exchange or request by a Governmental Entity, then Offeror shall provide the Company with prompt notice of such requirement.

(h) Notification of Certain Developments. Such Stockholder shall promptly notify the Offeror of any development occurring after the date hereof that causes, or that would reasonably be expected to cause, any breach of any of the representations and warranties of such Stockholder set forth in this Agreement that would reasonably be expected to materially delay or impair such Stockholder’s ability to perform its obligations hereunder.

Section 4. Termination. This Agreement may be terminated only as follows:

(a) automatically upon the termination of the Tender Offer Agreement in accordance with its terms; or

(b) by either Offeror on the one hand, or all of the Stockholders, on the other, if any court of competent jurisdiction or other Governmental Entity shall have issued a judgment, order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement, and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable.

In the event of any termination of this Agreement, this Agreement shall forthwith become void and have no effect; provided that the provisions of Section 5 shall survive any such termination. If this Agreement is terminated, no Stockholder shall have any obligation to tender any Subject Shares into the Offer.

Upon the Offer Closing, the rights and obligations of the parties to this Agreement shall terminate in their entirety.

Section 5. General Provisions.

(a) Amendments. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

(b) Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to Offeror at:

HNA Plaza, 20/F
26 Xiaoyun Road
Chaoyang District, Beijing
The Peoples Republic of China 100125
Tel: 86-10-5758-3682
Fax: 86-10-5978-2368
Attention: Corporate Secretary

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with a copy to:

Sidley Austin LLP
One South Dearborn
Chicago, IL 60603
Facsimile:	(312) 853-7036
Attention:	Pran Jha and Ted G. Kamman

and to each Stockholder at its address set forth on Exhibit A hereto (or at such other address for a party as shall be specified by like notice).

(c) Interpretation. When a reference is made in this Agreement to sections, such reference shall be to a section to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.

(d) Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

(e) Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or .pdf), each of which shall be considered an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy or otherwise) to the other parties.

(f) Entire Agreement; Third-Party Beneficiaries. This Agreement (i) constitutes the entire agreement and supersedes all prior agreements, understandings and representations, both written and oral, among the parties with respect to the subject matter hereof and (ii) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

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(g) Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York. In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Supreme Court of the State of New York, New York County, or the United States District Court for the Southern District of New York (and the appropriate appellate courts). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 5(g), (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(h) Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 5(H).

(i) Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by Offeror without the prior written consent of the Stockholders or by the Stockholders without the prior written consent of Offeror, and any purported assignment without such consent shall be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

(j) Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement.

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(k) No Waiver. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[Remainder of Page Intentionally Blank]

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EXECUTION VERSION

IN WITNESS WHEREOF, each party has duly executed this Agreement, all as of the date first written above.

GLOBAL AVIATION LEASING CO., LTD.

By:	/s/ Jin Chuan
Name: Jin Chuan
Title: Director

Signature Page to Tender Agreement

STOCKHOLDERS:
IDAMANTE S.À R.L.

By:	/s/ Gautier Laurent
Name: Gautier Laurent
Title: Manager

By:	/s/ Danièle Arendt-Michels
Name: Danièle Arendt-Michels
Title: Manager

Signature Page to Tender Agreement

FOURTH CINVEN (RAILPEN 2011) CO-INVESTMENT LIMITED PARTNERSHIP
BY:	CINVEN CAPITAL MANAGEMENT (G4) LIMITED AS GENERAL PARTNER OF CINVEN CAPITAL MANAGEMENT (IV) LIMITED PARTNERSHIP, ITS GENERAL PARTNER

By:	/s/ John Boothman
Name: John Boothman
Title: Director

Signature Page to Tender Agreement

AAIL HOLDINGS S.À R.L.

By:	/s/ Emanuela Brero
Name: Emanuela Brero
Title: Director

By:	/s/ Thomas Morana
Name: Thomas Morana
Title: Director

Signature Page to Tender Agreement

UNIVERSITIES SUPERANNUATION SCHEME LIMITED (AS SOLE CORPORATE TRUSTEE OF UNIVERSITIES SUPERANNUATION SCHEME)
BY:	ITS AGENT, USS INVESTMENT MANAGEMENT LIMITED

By:	/s/ Geoffrey Geiger
Name: Geoffrey Geiger
Title: Head of Private Equity

Signature Page to Tender Agreement

PEG AVOLON HOLDINGS
BY:	GSAM GEN-PAR, L.L.C., ITS SOLE DIRECTOR

By:	/s/ Jonathan Snider
Name: Jonathan Snider
Title: Authorized Signatory

Signature Page to Tender Agreement

PRIVATE EQUITY PARTNERS X DIRECT L.P.
BY:	GOLDMAN SACHS PEP X DIRECT INVESTMENT ADVISORS, L.L.C.
BY:	GSAM GEN-PAR, L.L.C., ITS MANAGING MEMBER

By:	/s/ Jonathan Snider
Name: Jonathan Snider
Title: Authorized Signatory

Signature Page to Tender Agreement

PRIVATE EQUITY PARTNERS IX DIRECT L.P.
BY:	GOLDMAN SACHS PEP X DIRECT INVESTMENT ADVISORS, L.L.C.
BY:	GSAM GEN-PAR, L.L.C., ITS MANAGING MEMBER

By:	/s/ Jonathan Snider
Name: Jonathan Snider
Title: Authorized Signatory

Signature Page to Tender Agreement

AVOLON HOLDING CORPORATION (LUXEMBOURG) I S.À R.L.

By:	/s/ Kevin G. Levy
Name: Kevin G. Levy
Title: Authorized Representative

Signature Page to Tender Agreement

AVOLON HOLDING CORPORATION (LUXEMBOURG) II S.À R.L.

By:	/s/ Kevin G. Levy
Name: Kevin G. Levy
Title: Authorized Representative

Signature Page to Tender Agreement

AVOLON HOLDING CORPORATION (LUXEMBOURG) III S.À R.L.

By:	/s/ Kevin G. Levy
Name: Kevin G. Levy
Title: Authorized Representative

Signature Page to Tender Agreement

POTOMAC BONDS LLC
BY:	OAK HILL ADVISORS, L.P., AS ITS INVESTMENT ADVISOR

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

Signature Page to Tender Agreement

FUTURE FUND BOARD OF GUARDIANS
BY:	OAK HILL ADVISORS, L.P., AS ITS INVESTMENT ADVISOR

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

Signature Page to Tender Agreement

OHA STRATEGIC CREDIT MASTER FUND, L.P.
BY:	OAK STRATEGIC CREDIT GENPAR, LLC, ITS GENERAL PARTNER

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

Signature Page to Tender Agreement

OHA STRATEGIC CREDIT MASTER FUND IB, L.P.
BY:	OAK STRATEGIC CREDIT GENPAR, LLC, ITS GENERAL PARTNER

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

Signature Page to Tender Agreement

OHA STRUCTURED PRODUCTS MASTER FUND, L.P.
BY:	OHA STRUCTURED PRODUCTS GENPAR, LLC, ITS GENERAL PARTNER
BY:	OHA STRUCTURED PRODUCTS MGP, LLC, ITS MANAGING MEMBER

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

Signature Page to Tender Agreement

OHA STRUCTURED PRODUCTS MASTER FUND B, L.P.
BY:	OHA STRUCTURED PRODUCTS GENPAR, LLC, ITS GENERAL PARTNER

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

Signature Page to Tender Agreement

VIGOROUS INVESTMENT PTE LTD

By:	/s/ Vinit Nagarajan
Name: Vinit Nagarajan
Title: Vice President

Signature Page to Tender Agreement

EXECUTION VERSION

Exhibit A

Stockholders

Stockholder Name and Address	Total Shares Owned	Shares to Tender
Idamante S.à r.l.	14,308,195	3,666,699
4, rue Albert Borschette, L-1246 Luxembourg

Fourth Cinven Fund (Railpen 2011) Co-Investment Limited Partnership	1,192,326	305,552

Warwick Court, Paternoster Square, London EC4M 7AG

AAIL Holdings S.à r.l.	14,308,195	3,666,699
20 Avenue Monterey, L-2163 Luxembourg

Avolon Holding Corporation (Luxembourg) I S.à r.l.	5,902,143	1,512,517

12 Rue Guillaume Schneider, L-2522 Luxembourg

Avolon Holding Corporation (Luxembourg) II S.à r.l.	5,246,391	1,344,470
12 Rue Guillaume Schneider, L-2522 Luxembourg

Avolon Holding Corporation (Luxembourg) III S.à r.l.	1,967,336	504,161

12 Rue Guillaume Schneider, L-2522 Luxembourg

Potomac Bonds LLC	476,940	122,223
2000 Tower Oaks Boulevard, 8th Floor, Rockville, Maryland 20852

Future Fund Board of Guardians	906,186	232,224

120 Collins Street, Level 43, Melbourne, Australia

OHA Strategic Credit Master Fund, L.P.	2,712,556	695,135
201 Main Street, Suite 1250, Fort Worth, Texas 76126

OHA Strategic Credit Master Fund IB, L.P.	751,415	192,562

201 Main Street, Suite 1250, Fort Worth, Texas 76126

OHA Structured Products Master Fund, L.P.	105,491	27,034
201 Main Street, Suite 1250, Fort Worth, Texas 76126

OHA Structured Products Master Fund B, L.P.	214,260	54,907

201 Main Street, Suite 1250, Fort Worth, Texas 76126

Vigorous Investment PTE LTD	12,662,116	3,244,866
#37-01 Capital Tower, 168 Robinson Road, Singapore 068912

PEG Avolon Holdings	995,845	255,201

190 Elgin Avenue, George Town, KY1-9005, CAY

Private Equity Partners IX Direct, L.P.	73,223	18,765
2711 Centerville Road, Suite 400, Wilmington, DE 19808

Private Equity Partners X Direct, L.P.	123,264	31,588

2711 Centerville Road, Suite 400, Wilmington, DE 19808

Universities Superannuation Scheme Limited	2,384,709	611,119
Royal Liver Building, Liverpool, L3 1PY, United Kingdom

Total	64,330,591	16,485,722

Exhibit B

Amended and Restated Stockholders’ Agreement

(Please see attached.)

FINAL FORM

AMENDED AND RESTATED SHAREHOLDERS’

AGREEMENT

OF AVOLON HOLDINGS LIMITED

Dated as of      July 2015

-i-

SHAREHOLDERS’ AGREEMENT

Dated as of      July 2015

PARTIES

1.	IDAMANTE S.À R.L., a société a responsibilité limitée incorporated under the laws of the Grand-Duchy of Luxembourg with registered office at 4, rue Albert Borschette, L-1246 Luxembourg (Idamante);

2.	AAIL HOLDINGS S.À R.L., a société a responsibilité limitée incorporated in Luxembourg having its registered office at 20 Avenue Monterey, L-2163 Luxembourg (AAIL);

3.	AVOLON HOLDING CORPORATION (LUXEMBOURG) I S.À R.L., a société a responsibilité limitée incorporated in Luxembourg having its registered office at 12 Rue Guillaume Schneider, L-2522 Luxembourg (AHCL I);

4.	AVOLON HOLDING CORPORATION (LUXEMBOURG) II S.À R.L., a société a responsibilité limitée incorporated in Luxembourg having its registered office at 12 Rue Guillaume Schneider, L-2522 Luxembourg (AHCL II);

5.	AVOLON HOLDING CORPORATION (LUXEMBOURG) III S.À R.L., a société a responsibilité limitée incorporated in Luxembourg having its registered office at 12 Rue Guillaume Schneider, L-2522 Luxembourg (AHCL III and, together with AHCL I and AHCL II, AHCL);

6.	VIGOROUS INVESTMENT PTE LTD, a corporation incorporated in Singapore having its registered office at #37-01 Capital Tower, 168 Robinson Road, Singapore 068912 (VIPL);

7.	PEG AVOLON HOLDINGS (GS Investor I);

8.	PRIVATE EQUITY PARTNERS X DIRECT, L.P. (GS Investor 2);

9.	PRIVATE EQUITY PARTNERS IX DIRECT, L.P. (GS Investor 3 and, together with GS Investor I and GS Investor II, the GS Syndicatees);

10.	POTOMAC BONDS LLC, a limited liability company having its principal place of business at 2000 Tower Oaks Boulevard, 8th Floor, Rockville, Maryland 20852 (OHA Investor 1);

11.	FUTURE FUND BOARD OF GUARDIANS, having its principal place of business at 120 Collins Street, Level 43, Melbourne, Australia (OHA Investor 2);

12.	OHA STRATEGIC CREDIT MASTER FUND, L.P., a limited partnership having its principal place of business at 201 Main Street, Suite 1250, Fort Worth, Texas 76126 (OHA Investor 3);

13.	OHA STRATEGIC CREDIT MASTER FUND IB, L.P., a limited partnership having its principal place of business at 201 Main Street, Suite 1250, Fort Worth, Texas 76126 (OHA Investor 4);

14.	OHA STRUCTURED PRODUCTS MASTER FUND, L.P., a limited partnership having its principal place of business at 201 Main Street, Suite 1250, Fort Worth, Texas 76126 (OHA Investor 5);

15.	OHA STRUCTURED PRODUCTS MASTER FUND B, L.P., a limited partnership having its principal place of business at 201 Main Street, Suite 1250, Fort Worth, Texas 76126 (together with OHA Investor 1, OHA Investor 2, OHA Investor 3, OHA Investor 4, OHA Investor 5, the OHA Syndicatees);

16.	FOURTH CINVEN (RAILPEN 2011) CO-INVESTMENT LIMITED PARTNERSHIP, a limited partnership having its principal place of business at Warwick Court, Paternoster Square, London EC4M 7AG (the Railpen Syndicatee);

17.	UNIVERSITIES SUPERANNUATION SCHEME LIMITED (acting in its capacity as sole corporate trustee of the Universities Superannuation Scheme), a company limited by guarantee and incorporated in the United Kingdom with registered company number 1167127 and whose registered office is at Royal Liver Building, Liverpool, L3 1PY, United Kingdom e (the USS Syndicatee);

18.	the limited partnerships set forth in Schedule 1 hereto who are represented by Agraffe No. 2 Limited as the general partner of each such limited partnership as at the date hereof (the Limited Partnerships and each a Limited Partnership);

19.	GLOBAL AVIATION LEASING CO., LTD., an exempted company incorporated in the Cayman Islands (Bohai); and

20.	AVOLON HOLDINGS LIMITED, an exempted company incorporated in the Cayman Islands, having its registered office at PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands, and having its principal place of business at The Oval, Building 1, Shelbourne Road, Ballsbridge, Dublin 4, Ireland (the Company),

(each a Party in this Agreement and together, the Parties).

IT IS AGREED:

PREAMBLE

(A) WHEREAS, each of Idamante, AAIL, AHCL and VIPL owns at the date of this Agreement the number of Shares set forth opposite their name in Schedule 1;

(B) WHEREAS, the Sponsors previously syndicated certain of their Shares to the Syndicatees so that each of the GS Syndicatees, the OHA Syndicatees, the Railpen Syndicatee and the USS Syndicatee owns at the date of this Agreement the number of Shares set forth opposite their name in Schedule 1;

(C) WHEREAS, each of Agraffe Investments I, LP, Agraffe Investments II, LP, Agraffe Investments III, LP, Agraffe Investments VIII, LP, Agraffe Investments XI, LP, Agraffe Investments XII, LP and Agraffe Investments XVI LP owns at the date of this Agreement the number of Shares set for opposite their name in Schedule 1, and Agraffe Investments XV, LP holds at the date of this Agreement Options in respect of the number of Shares set forth opposite their name in Schedule 1 for the benefit of the Managers;

(D) WHEREAS, the Company entered into that certain Shareholders’ Agreement, dated as of December 17, 2014, by and among the Company, the Sponsors, the Syndicatees, and certain shareholders from time to time party thereto through the date hereof with respect to the management and control of the Company (the 2014 Shareholders’ Agreement);

(E) WHEREAS, Bohai entered into (i) an Investment and Tender Offer Agreement, dated as of July 14, 2015, with the Company (the Investment and Tender Agreement), and (ii) an Agreement to Tender, dated as of July 14, 2015, with certain stockholders of the Company parties thereto (the Agreement to Tender, and together with the Investment and Tender Agreement, the Transaction Agreements), pursuant to which, among other things, Bohai, on the terms and conditions set forth therein, acquired, and owns at the date of this Agreement, the number of Shares set forth opposite its name on Schedule 1 (the Bohai Transaction);

(F) WHEREAS, in connection with the Bohai Transaction, it is the intention of the Company, the Sponsors and Bohai that the Sponsors and Bohai have certain rights with respect to the management and control of the Company, all of the foregoing subject to the terms and conditions of this Agreement and the Company’s memorandum and articles of association; and

(G) WHEREAS, in connection with the foregoing, the Company, Idamante, AAIL, AHCL, VIPL and Bohai desire to amend and restate the 2014 Shareholders’ Agreement and to replace it in its entirety with this Agreement in order to establish in this Agreement certain terms and conditions concerning the Sponsors’ and Bohai’s relationship with and investments in the Company;

(H) NOW, THEREFORE, in consideration of the promises, covenants and conditions set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto hereby agree as follows:

ARTICLE 1. RULES OF CONSTRUCTION

1.1.	Definitions. In this Agreement, capitalized terms used herein shall have the following meanings:

Action has the meaning given to it in Section 10.16;

Acquisition Proposals has the meaning given to it in Section 3.10(a).

Acquisition Proposal Notice has the meaning given to it in Section 3.10(a).

Acquisition Proposal Standstill Period means a period of time commencing on the date upon which Bohai receives an Acquisition Proposal Notice in connection with any Acquisition Proposal and ending on the earlier to occur of the date upon which (i) the transaction or transactions contemplated by such Acquisition Proposal have been consummated and (ii) the termination of discussions in connection with such Acquisition Proposal, which termination shall be promptly notified in writing by the Company to Bohai; PROVIDED THAT discussions shall be deemed to be terminated 90 days following Bohai’s receipt of such Acquisition Proposal Notice unless the Company has made a public announcement that it received such Acquisition Proposal and entered into discussions relating to it.

Adjusted has the meaning given to it in Section 3.10(d).

Affiliate means, with respect to any specified Person, any other Person who, directly or indirectly, owns or controls, is under common ownership or control with, or is owned or controlled by, such specified Person. With respect to any Person, the term Affiliate shall include any investment funds, vehicles, holding companies or partnerships managed by such Person or any Affiliate of such Person, but shall exclude any portfolio company of such Person and any Person controlled by any such portfolio company. As used in this definition, the term control means the possession, directly or indirectly, of the power to direct the management and policies of a Person, whether through the ownership of voting Securities, by contract or otherwise;

Affiliate Transfer means a Sale of Shares to an Affiliate of the selling Sponsor or Syndicatee (as applicable);

Aggregation Pro Rata Share means, with respect to a specified Majority Sponsor at any given time, the number of Shares held by the GS Syndicatees equal to the product of (i) the total number of Shares held by the GS Syndicatees multiplied by (ii) a fraction, the numerator of which is the number of Shares held by the specified Majority Sponsor and the denominator of which is the aggregate number of Shares held by all Majority Sponsors;

Applicable Coordination Requirements has the meaning given to it in Section 3.4(a);

Authorized Recipients has the meaning given to it in Section 6.2(b);

Automatic Shelf Registration means an “automatic shelf registration statement” as defined in Rule 405 promulgated under the Securities Act;

Base Number of Shares has the meaning given to it in Section 3.10(d)(i).

Board means the board of directors of the Company;

Board Observer has the meaning given to it in Section 2.2;

Board Reserved Matter has the meaning given to it in Section 2.5(a);

Bohai Director means the Director nominated by Bohai in accordance with Section 2.1;

Bohai Lender has the meaning given to it in the definition of Lender Foreclosure;

Bohai Lock-up Period means a period of time commencing on the Closing and ending on the one year anniversary of the Closing;

Bohai Permitted Transferee means any Affiliate of Bohai that is not a Company Competitor;

Business Day means (a) with respect to any matter set out in Article 4, any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, and (b) with respect to all other matters, any day that is not a Saturday, Sunday, legal holiday or other day on which banks are required to be closed in London, New York, Luxembourg, Singapore, Hong Kong or the Cayman Islands;

Change of Control Transaction means the occurrence of (a) any consolidation or merger of the Company with or into any other Person, or any other corporate reorganization, business combination, transaction, issuance of securities of the Company, or Sale of securities of the Company by its shareholders, or a series of related transactions (including the acquisition of shares in the capital of the Company), whether or not the Company is a party thereto, in which the shareholders of the Company immediately prior to such consolidation, merger, reorganization, business combination, transaction, issuance or Sale, own, directly or indirectly, shares representing directly, or indirectly through one or more entities, less than 50.1% of the voting shares of the Company or other surviving entity immediately after such consolidation, merger, reorganization, business combination, transaction or Sale; (b) a sale, lease or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries or (c) any transaction or series of related transactions, whether or not the Company is a party thereto, after giving effect to which in excess of 50.1% of the Company’s voting power (by contract, share ownership or otherwise) is owned directly, or indirectly through one or more entities, by any Person and its “affiliates” or “associates” (as such terms are defined in the Exchange Act Rules) or any Group; PROVIDED THAT for purposes of this sentence, any transactions with the same Third Party or any of its Affiliates shall be deemed to be a series of related transactions.

Closing means the time of the consummation of the closing of the Bohai Transaction pursuant to the terms and conditions of the Transaction Agreements.

Company Competitor means any Person, or a director or officer of any Person, engaged in the same or similar line of business with the Company or its material Subsidiaries and in competition with the Company or its material Subsidiaries in any area of the world.

Confidential Information means the books and records of the Company and its Subsidiaries and information relating to the Company, its Subsidiaries and their respective properties, operations, financial condition and affairs. Confidential Information shall not include any information that (i) is or becomes generally available to the public other than as a result of an unauthorized disclosure by a Party, (ii) is or becomes available to a Party or any of its Authorized Recipients on a non-confidential basis from a Third Party source (other than any other Party or its Representatives or any Authorized Recipients), which source, to the knowledge of such Party (after reasonable inquiry), is not bound by a duty of confidentiality to any Party or its Representatives or Authorized Recipients in respect of such Confidential Information or (iii) is independently developed by a Party;

Conflicting Role has the meaning given to it in Section 2.1(m).

Coordination Committee has the meaning given to it in Section 3.4(a);

Coordination Committee Period has the meaning given to it in Section 3.4(a);

Damages means any losses, claims, damages, fines, penalties, expenses (including expenses of investigation and attorney’s fees and expenses) and liabilities (whether joint or several) to which a Party may become subject under the Securities Act, the Exchange Act, or other federal or state Law, common law or otherwise;

Demand Notice has the meaning given to it in Section 4.1(a);

Director has the meaning given to it in Section 2.1(a);

Discriminate(s) means, with respect to Bohai, to discriminate against Bohai in a manner that is disproportionately and materially adverse to Bohai’s rights and obligations as compared to the Sponsors.

Disqualifying Event has the meaning given to it in Section 3.9(b);

Drag-Along Notice has the meaning given to it in Section 3.2(b);

Drag-Along Parties shall mean:

(a)	in respect of AHCL, the OHA Syndicatees and the applicable GS Syndicatees;

(b)	in respect of AAIL, the USS Syndicatee and the applicable GS Syndicatees; and

(c)	in respect of Idamante, the Railpen Syndicatee and the applicable GS Syndicatees;

Exchange Act means the U.S. Securities Exchange Act of 1934, as amended, or any successor federal statute, and the rules and regulations promulgated thereunder, all as the same shall be in effect from time to time;

Excluded Registration means a registration statement of the Company relating either to the sale of Securities to employees, directors or consultants of the Company pursuant to a stock option, stock purchase or similar plan, or the issuance and sale of Securities pursuant to a registration statement on Form F-4;

Form F-1 means such form under the Securities Act as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC (or, to the extent that the Company is not eligible to use such form, an equivalent form for U.S. domestic issuers);

Form F-3 means such form under the Securities Act as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC that permits incorporation of substantial information by reference to other documents filed by the Company with the SEC (or, to the extent that the Company is not eligible to use such form, an equivalent form for U.S. domestic issuers);

Form F-3 Eligibility Date means the end of the twelfth full calendar month following the effective date of the registration statement for the IPO;

Form F-4 means such form under the Securities Act as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC (or, to the extent that the Company is not eligible to use such form, an equivalent form for U.S. domestic issuers);

GAAP means generally accepted accounting principles in the United States, as in effect from time to time, consistently applied;

Governmental Authority means any domestic or foreign government or political subdivision thereof, whether on a federal, state or local level and whether executive, legislative or judicial in nature, including any agency, authority, board, bureau, commission, court, department or other instrumentality thereof;

Group shall mean “group” (within the meaning of Section 13(d)(3) of the Exchange Act); PROVIDED THAT a “group” must be formed knowingly in order to constitute a Group, and the existence of any Group may not be established by mere parallel action.

Holder has the meaning given to it in Section 10.12;

Immediate Family Member means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, of a natural person referred to herein;

Independent Director means a Director referred to in Section 2.1(a)(vi);

Initial Standstill Period means a period of time commencing on the Closing and ending on the two year anniversary of the Closing.

Initiating Majority Sponsor has the meaning given to it in Section 3.2(a);

Initiating Sponsors means, collectively, the Sponsor or Sponsors, or, as the case may be, following the expiration of the Bohai Lock-up Period, the Principal Investor or Principal Investors, who properly initiate a registration request under Article 4 of this Agreement;

Inspectors has the meaning given to it in Section 4.4(q);

Investor Indemnified Person has the meaning given to it in Section 4.8(a);

IPO means the underwritten initial public offering of Shares;

IPO Closing Date means the date of completion of the IPO;

Joinder Agreement means a joinder agreement in the form set out in Schedule 3 to this Agreement;

Law means any federal, national, state, provincial, local or foreign statute, law (including common law), ordinance, rule or regulation of any Governmental Authority;

Lender Foreclosure means any seizure, foreclosure, acquisition or sale by a recourse lender (a Bohai Lender) of Shares pledged or charged by Bohai or its Affiliates to such recourse lender under the terms of the recourse loan agreement and security agreement with such recourse lender;

Lock-up Release Date means the earlier of (i) the expiration of the underwriters’ lock-up agreement in the IPO pursuant to its terms and (ii) the release of the underwriters’ lock-up agreement in the IPO with respect to all Registrable Securities subject thereto;

Majority Sponsors means Idamante, AAIL and AHCL, and Majority Sponsor means any of them;

Majority Sponsor Directors means the Directors nominated by the Majority Sponsors in accordance with Section 2.1, and Majority Sponsor Director means any of them;

Management Directors means the Directors referred to in Section 2.1(a)(v);

Managers means Tom Ashe, Andrew Cronin, Richard Forsberg, John Higgins, Edward Riley and Dómhnal Slattery, and Manager means any of them;

Management LPs means each Limited Partnership and any other vehicle through which a Manager owns Shares or holds Options and, if any Manager holds Shares or Options directly, such Manager (provided that, in the case of any other such vehicle or such Manager, the relevant Person has executed a Joinder Agreement as a Management LP), and Management LP means any of them;

Mandatory Offer has the meaning given to it in Section 5.2(a).

Mandatory Offer Event has the meaning given to it in Section 5.2(a).

Mandatory Offer Shareholders has the meaning given to it in Section 5.2(a).

Material Subsidiary means any Subsidiary that meets any of the following conditions:

(a)	the Company’s and its Subsidiaries’ investments in and advances to the Subsidiary exceed 10% of the Total Assets of the Company and its Subsidiaries on a consolidated basis as of the end of the most recently completed fiscal year;

(b)	the Company’s and its Subsidiaries’ proportionate share of the Total Assets (after intercompany eliminations) of the Subsidiary exceeds 10% of the Total Assets of the Company and its Subsidiaries on a consolidated basis as of the end of the most recently completed fiscal year; or

(c)	the Company’s and its Subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the Subsidiary exceeds 10% of such income of the Company and its Subsidiaries on a consolidated basis for the most recently completed fiscal year.

New Issuance has the meaning given to it in Section 3.6(a);

Nominating and Corporate Governance Committee means the nominating and corporate governance committee of the Board;

Non-Underwritten Shelf Takedown has the meaning given to it in Section 4.3(e);

Notice of Issuance has the meaning given to it in Section 3.6(b);

Offer has the meaning given to it in the Investment and Tender Agreement.

Offer Price has the meaning given to it in the Investment and Tender Agreement.

OHA/GS Transfer Document has the meaning given to it Section 10.3(a)(i);

Options means any option to subscribe for, purchase or otherwise acquire Shares;

Outside Activities has the meaning given to it in Section 7.1;

Person means an individual or natural person, a partnership (including a limited liability partnership, Delaware limited partnership or Cayman Islands exempted limited partnership), a corporation, an exempted company with limited liability, an association, a joint stock company, a limited liability company, an exempt company with limited liability, a trust, a joint venture, an unincorporated organization or a Governmental Authority and shall, for the avoidance of doubt, include any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Exchange Act;

PI Board Reserved Matters shall have the meaning given to it in Section 2.5(b);

PI Requisite Consent shall have the meaning given to it in Section 2.4(b);

PI Reserved Matters shall have the meaning given to it in Section 2.4(b);

Premium Refund has the meaning given to it in Section 3.10(d);

Premium Refund Period means the period commencing on the date of the Closing and terminating on the two year anniversary of the date of the Closing;

Premium Refund Pro Rata Share means, with respect to a Responsible Investor, that percentage in proportion, calculated immediately prior to the time of the consummation of the Offer, of the number of Shares owned by such Responsible Investor to the total number of Shares owned, in the aggregate, by the Responsible Investors;

Principal Investors means Idamante, AAIL, AHCL, VIPL and Bohai, and Principal Investor means any of them.

Public Sale means a Sale: (i) to the public pursuant to an offering registered under the Securities Act; or (ii) to the public pursuant to Rule 144 effected through a broker, dealer or market maker;

Railpen/GS Transfer Document has the meaning given to it in Section 10.3(c)(i);

Records has the meaning given to it in Section 4.4(q);

Registrable Securities means any Shares currently held or hereafter acquired directly or indirectly by a Sponsor, a Syndicatee, a Management LP or, from and after the expiration of the Bohai Lock-up Period (and solely with respect to the Shares acquired by Bohai on the Closing pursuant to the Transaction Agreements), Bohai (including, for the avoidance of doubt, upon exercise of Options), and any Shares or other Securities issued directly or indirectly to a Sponsor, a Syndicatee, a Management LP or, from and after the expiration of the Bohai Lock-up Period, Bohai as (or issuable upon the conversion or exercise of any security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the Shares; excluding in all cases (i) any Registrable Securities sold by a Person in a transaction in which the applicable rights hereunder are not assigned pursuant to Section 10.6 of this Agreement, and (ii) any Shares for which registration rights have terminated pursuant to Section 4.12 of this Agreement;

Registration Expenses means any and all expenses incurred in connection with the Company’s performance of or compliance with Article IV of this Agreement including:

(a)	all registration and filing fees, and all other fees and expenses payable in connection with the listing of securities on any securities exchange or automated interdealer quotation system;

(b)	all fees and expenses incurred in complying with any securities or “blue sky” Laws (including reasonable fees and disbursements of counsel for the underwriters in connection with “blue sky” qualifications of the Registrable Securities);

(c)	all expenses in connection with the preparation, printing, mailing and delivery of any registration statements, prospectuses and other documents in connection therewith and any amendments or supplements thereto;

(d)	all security engraving and printing expenses;

(e)	all internal expenses of the Company (including all salaries and expenses of its officers and employees performing legal or accounting duties);

(f)	all fees and disbursements of counsel for the Company and fees and expenses for independent certified public accountants retained by the Company (including the expenses relating to any comfort letters or costs associated with the delivery by independent certified public accountants of any “comfort” letters or any special audits incidental to or required by any registration or qualification);

(g)	all fees and expenses of any special experts retained by the Company in connection with such registration;

(h)	all reasonable fees, out-of-pocket costs and expenses of the Selling Sponsor Counsel;

(i)	all fees and expenses in connection with any review by FINRA of the underwriting arrangements or other terms of the offering (including reasonable fees and expenses of counsel for the underwriters related thereto) and all fees and expenses of any qualified independent underwriter, including the reasonable fees and expenses of any counsel thereto;

(j)	all fees and disbursements of underwriters customarily paid by issuers or sellers of securities, but excluding any underwriting fees, discounts and commissions attributable to the sale of Registrable Securities;

(k)	all transfer agents’ and registrars’ fees and expenses and the fees and expenses of any other agent or trustee appointed in connection with such offering; and

(l)	all expenses relating to any analyst or investor presentations or any “road shows” undertaken in connection with the registration, marketing or selling of the Registrable Securities;

Remuneration Committee means the Remuneration Committee of the Board;

Representatives means, (i) in the case of any Sponsor, the Affiliates of each Sponsor (excluding, for the avoidance of doubt, the Company and its Subsidiaries) and each Sponsor’s and each such Affiliate’s respective directors, managers, officers, partners, members, principals, employees, professional advisers and agents and (ii) in the case of Bohai, Bohai’s Affiliates (excluding each Affiliate that is a Company Competitor), and Bohai’s and each such Affiliate’s respective directors, managers, officers, partners, members, principals, employees, professional advisers and agents;

Required Number of Shares has the meaning given to it in Section 3.10(d)(i);

Responsible Investors has the meaning given to it in Section 3.10(d).

Restricted Period means the period commencing on the date of the Closing and ending on the date on which the Sponsors collectively cease to hold at least 20% of the Shares.

Rule 144 means Rule 144 (including Rule 144(k) and all other subdivisions thereof) promulgated by the SEC under the Securities Act, as such rule may be amended from time to time, or any similar or successor rule then in force;

SEC means the U.S. Securities and Exchange Commission or any other Governmental Authority at the time administering the Securities Act;

Securities means, with respect to any Person, such Person’s “securities” as defined in Section 2(a)(1) of the Securities Act and includes such Person’s shares, capital stock or other equity interests or any options, warrants or other securities that are directly or indirectly convertible into, or exercisable or exchangeable for, such Person’s shares, capital stock or other equity or equity-linked interests, including phantom stock and stock or share appreciation rights;

Securities Act means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations promulgated thereunder, all as the same shall be in effect from time to time;

Security Interest means a mortgage, charge, pledge, lien, hypothecation, title retention or any other security agreement or arrangement, or any agreement to create any of the above;

Sell means, when used with respect to any Shares, to (i) offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Shares, or any other Securities so owned convertible into or exercisable or exchangeable for Shares or (ii) enter into any total return swap, sub participation, credit default swap or other arrangement that transfers to another, in whole or in part, the economic ownership or any of the rewards and economic consequences of ownership of the Shares, whether any such transaction described under (i) or (ii) above is to be settled by delivery of Shares or such other Securities, in cash or otherwise, either voluntarily or involuntarily, and however occurring, (but, for the avoidance of doubt, excluding any Security Interest) and the terms Sale and Sold shall have meanings correlative to the foregoing;

Selling Expenses means all underwriting discounts, selling commissions, and stock transfer taxes applicable to the sale of Registrable Securities, and fees and disbursements of counsel for any Sponsor, any Syndicatee, any Management LP or, from and after the Bohai Lock-up Period, Bohai except for the fees and disbursements of the Selling Sponsor Counsel (as defined below) borne and paid by the Company as provided in Section 4.6;

Selling Shareholder means a Sponsor initiating a Sale of Shares;

Selling Sponsor Counsel means one firm of counsel selected by the holder(s) of a majority of the Registrable Securities covered by each registration statement;

Shareholder Party has the meaning given to it in Section 7.2;

Shares means the common shares of $0.000004 par value each in the Company issued and outstanding from time to time;

Shelf Registration Statement means a “shelf” registration statement on an appropriate form providing for the registration and sale of securities on a delayed or continuous basis pursuant to Rule 415 promulgated under the Securities Act (or any similar provision that may be adopted by the SEC);

Significant Buyer means a Third Party buyer that would hold, upon consummation of one or more related transactions which do not constitute a Public Sale, at least 30% of the Shares.

Significant Sale shall have the meaning given to it in Section 3.7(a).

Significant Sale Notice shall have the meaning given to it in Section 3.7(b).

Significant Sale Offer Period shall have the meaning given to it in Section 3.7(c).

Sponsors means Idamante, AAIL, AHCL and VIPL, and Sponsor means any of them;

Sponsor Requisite Consent has the meaning given to it in Section 2.4(a);

Sponsor Reserved Matters shall have the meaning given to it in Section 2.4(a);

Sponsor Sell-Down shall mean the date upon which the Sponsors no longer hold, in the aggregate, at least 25% of the Shares.

Standstill Period means the Initial Standstill Period and the Acquisition Proposal Period.

Subscription Right Pro Rata Share has the meaning given to it in Section 3.6(a);

Subsidiaries means, at any time, with respect to any Person (the Subject Person), any Person of which either (a) more than 50% of the shares, shares of stock or other interests entitled to vote generally in the election of directors or comparable Persons performing similar functions or (b) more than a 50% interest in the profits or capital of such Person, are at the time owned or controlled directly or indirectly by the Subject Person or through one or more Subsidiaries of the Subject Person or by such Person and one or more Subsidiaries of such Person;

Successful Mandatory Offer means a Mandatory Offer that has been accepted by a sufficient number of Mandatory Offer Shareholders so as to meet the Minimum Offer Condition pursuant to and in accordance with Section 5.2.

Syndicatees means the GS Syndicatees, the OHA Syndicatees, the Railpen Syndicatee and the USS Syndicatee and Syndicatee means any of them;

Syndicatee Sale Election Period has the meaning given to it in Section 3.3(a)(ii);

Syndicatee Sale Notice has the meaning given to it in Section 3.3(a)(i);

Tag-Along Notice has the meaning given to it in Section 3.1(b);

Tag-Along Right has the meaning given to it in Section 3.1(b);

Tag-Along Sale has the meaning given to it in Section 3.1(a);

Tag-Along Shareholders means any Sponsor (other than the Selling Shareholder) and, from and after the Bohai Lock-up Period, Bohai;

Tax or Taxes includes all taxes, charges, fees, levies, or other assessments, including, without limitation, income, gross receipts, excise, real and personal property, profits, estimated, severance, occupation, production, capital gains, capital stock, goods and services, environmental, employment, withholding, stamp, value added, alternative or add-on minimum, sales, transfer, use, license, payroll and franchise taxes or any other tax, custom, duty or governmental fee, or other like assessment or charge of any kind whatsoever, whenever created or imposed, and whether of the United States or elsewhere, and whether imposed by a local, municipal, county, state, foreign, federal or other government or subdivision or agency thereof, or in connection with any agreement with respect to Taxes, including all interest, penalties, fines, related liabilities, and additions imposed with respect to such amounts;

Third Party means, any Person that is not a Party or an Affiliate of a Party;

Total Assets means the consolidated total assets of the Company and its Subsidiaries as shown on the most recent balance sheet;

USS/GS Transfer Document has the meaning given to it in Section 10.3(b)(i); and

WKSI has the meaning given to it in Section 4.7(a).

1.2.

Rules of Construction. The use in this Agreement of the term “including” means “including, without limitation”. The words “herein,” “hereof,” “hereunder” and other words of similar import refer to this Agreement as a whole, including the schedules, as the same may from time to time amended, modified, supplemented or restated, and not to any particular section, sub-section, paragraph or subparagraph contained in this Agreement. Any accounting term not otherwise defined in this Agreement has the meaning assigned to it in accordance with

GAAP. Any reference to “$” or “dollars” or “United States dollars” or “U.S. dollars” or “U.S.$” refers to the lawful currency of the United States of America. Unless the context otherwise requires, the term “Shares” means “all issued and outstanding Shares”. All references to sections, schedules mean the sections of this Agreement and the schedules attached to this Agreement, except where otherwise stated. The title of and the section and paragraph headings in this Agreement are for convenience of reference only and shall not govern or affect the interpretation of any of the terms or provisions of this Agreement. The use herein of the masculine, feminine or neuter forms shall also denote the other forms, as in each case as the context may require. Where specific language is used to clarify by example a general statement contained herein, such specific language shall not be deemed to modify, limit or restrict in any manner the construction of the general statement to which it relates. Each of the Parties hereto participated in the preparation of this Agreement and consequently any rule of construction construing any provision against the drafter will not be applicable.

ARTICLE 2. CORPORATE GOVERNANCE

2.1.	Board of Directors.

(a)	The Board shall initially be composed of twelve members (each a Director) of whom:

(i)	two individuals shall be nominated by Idamante until such time as Idamante ceases to hold at least 10% of the Shares;

(ii)	two individuals shall be nominated by AAIL until such time as AAIL ceases to hold at least 10% of the Shares;

(iii)	two individuals shall be nominated by AHCL until such time as AHCL ceases to hold at least 10% of the Shares;

(iv)	one individual shall be nominated by Bohai until such time as Bohai ceases to hold at least 15% of the Shares;

(v)	two officers of the Company consisting of the Chief Executive Officer and the President and Chief Commercial Officer (or, if such office is eliminated, such other officer of the Company as may be determined by the Nominating and Corporate Governance Committee) who shall be nominated by the Board, acting upon the recommendation of the Nominating and Corporate Governance Committee; and

(vi)	three individuals nominated by the Board, acting upon the recommendation of the Nominating and Corporate Governance Committee and subject to Section 2.4, that meet the then-current standards to qualify as an independent director under the Exchange Act.

(b)	In the event that any of the Majority Sponsors ceases to hold at least 10% of the Shares but holds at least 5% of the Shares then from that time forward such Majority Sponsor shall only have the right to nominate one individual to the Board.

(c)	In the event that any of the Majority Sponsors holds less than 5% of the Shares, then from that time forward such Majority Sponsor shall no longer have the right to nominate any individuals to the Board.

(d)	In the event that Bohai holds less than 15% of the Shares, then from that time forward Bohai shall no longer have the right to nominate any individuals to the Board.

(e)	Upon any decrease in the number of Directors that a Majority Sponsor is entitled to nominate to the Board pursuant to paragraphs (b) or (c) of this Section 2.1, then such Majority Sponsor shall take all action necessary to procure that the relevant number of its Majority Sponsor Directors shall immediately tender resignation as a Director, unless such Majority Sponsor’s percentage ownership of the Shares has decreased as a result of the issuance of new Shares by the Company and not as a result of that Majority Sponsor Selling any Shares, in which case the relevant Majority Sponsor Directors shall complete their current term and tender resignation as a Director at the end of such term.

(f)	In the event that Bohai no longer has the right to nominate any individuals to the Board pursuant to paragraph (d) of this Section 2.1, then Bohai shall take all actions necessary to procure that the Bohai Director shall immediately tender resignation as a Director, unless Bohai’s percentage ownership of the Shares has decreased as a result of the issuance of new Shares by the Company and not as a result of Bohai Selling any Shares, in which case the Bohai Director shall complete his or her current term and tender resignation as a Director at the end of such term.

(g)	If the resignation of a Majority Sponsor Director tendered pursuant to Section 2.1(e) is with respect to paragraph (b) of this Section 2.1 and such resignation is accepted by the Board, then the size of the Board shall be reduced accordingly. If such resignation is with respect to paragraph (c) of this Section 2.1 and such resignation is accepted by the Board, then the vacancy shall be filled as provided in the Company’s memorandum and articles of association.

(h)	Any Majority Sponsor Director may be removed (with or without cause) at any time by the applicable Majority Sponsor who appointed such Majority Sponsor Director upon notice to the Company.

(i)	Upon the death, resignation, retirement, incapacity, disqualification or, pursuant to Section 2.1(h), the removal (with or without cause) of any Majority Sponsor Director, the applicable Majority Sponsor shall have the right to nominate the individual to fill the resulting vacancy, subject to Sections 2.1(a) through 2.1(c).

(j)	If the resignation of the Bohai Director tendered pursuant to Section 2.1(f) is with respect to paragraph (d) of this Section 2.1 and such resignation is accepted by the Board, then the vacancy shall be filled as provided in the Company’s memorandum and articles of association.

(k)	The Bohai Director may be removed (with or without cause) at any time by Bohai upon notice to the Company.

(l)	In the event that the Bohai Director takes on a Conflicting Role (as defined below), then Bohai shall, as soon as practicable after learning of such event, remove the Bohai Director upon notice to the Company. At any time that the Bohai Director has taken on a Conflicting Role, the Bohai Director may be excluded (in the discretion of the Board) from any discussions regarding competitively sensitive information regarding the Company or any of its Subsidiaries.

(m)	Upon the death, resignation, retirement, incapacity, disqualification or, pursuant to Sections 2.1(h) and 2.1(l), the removal (with or without cause) of the Bohai Director, Bohai shall have the right to nominate the individual to fill the resulting vacancy, subject to Sections 2.1(a) and 2.1(d), and subject to the requirement that (i) during the Restricted Period, any such replacement Bohai Director shall be reasonably acceptable to the Board, pursuant to majority Board approval, at the time of the Bohai Director’s appointment (such determination to be made by the Board within 7 days after receipt of written notification to it from Bohai of the proposed Bohai Director), (ii) the Bohai Director shall not, at any time while serving as a Director to the Board, serve as an executive officer or on the board of directors or comparable governing body (or be an observer to or have access to any confidential information) of any Person engaged in the same or similar line of business with the Company or its material Subsidiaries and in competition with the Company or any of its material Subsidiaries in any area of the world (a Conflicting Role), and (iii) the Bohai Director must be independent (within the meaning of the New York Stock Exchange Rules) and must not cause any adverse disclosure under Item 401(f) of Regulation S-K.

(n)	As of the date hereof, the Bohai Director nominated to the Board pursuant to Section 2.1(a)(iv) herein shall be [●].

(o)	Save as provided in paragraph (p) of this Section 2.1, the Company shall pay to each Majority Sponsor and Bohai in respect of each Director appointed by such Majority Sponsor and Bohai, as applicable, (a) a director’s fee in the amount per annum that is paid by the Company to each Independent Director, and (b) all out-of-pocket travel expenses incurred by such Majority Sponsors’ and Bohai’s representatives in the performance of his duties as a Director, including, without limitation, in connection with attendance at Board and Board committee meetings by such representative.

(p)	The Parties hereby agree that AAIL shall be entitled to receive a monitoring fee in the amount it otherwise would have been entitled to receive in directors’ fees pursuant to paragraph (n) and AAIL hereby waives its right to receive directors’ fees pursuant to paragraph (n).

(q)	The Sponsors, Bohai and the Syndicatees shall each vote their Shares and any other Securities of the Company (to the extent such Securities have voting rights) at any annual general or extraordinary general meeting of the shareholders of the Company at which action is to be taken with respect to the election of Directors, or in any written consent or resolution in lieu of such a meeting of shareholders, to cause the election or re-election, as applicable, of the Majority Sponsor Directors, the Bohai Director (subject to Sections 2.1(d) and 2.1(l)) and the Management Directors and, if requested by a Majority Sponsor, the Company, the other Sponsors and the Syndicatees shall take all necessary action to call and hold such meeting of the shareholders of the Company, and shall take all other actions necessary to ensure the continued election to the Board of the Majority Sponsor Directors, and shall not take any actions which are inconsistent with the intent and purpose of the foregoing. The Company shall take all actions necessary to cause the Majority Sponsor Directors, the Bohai Director (subject to Section 2.1(d) and 2.1(l)) and the Management Directors to be elected or re-elected, as applicable, to the Board and to ensure the continued election to the Board of the Majority Sponsor Directors, the Bohai Director and the Management Directors and shall not take any actions which are inconsistent with the intent and purpose of the foregoing.

(r)	The Sponsors and the Syndicatees shall each vote their Shares and any other Securities of the Company (to the extent such Securities have voting rights) at any annual general or extraordinary general meeting of the shareholders of the Company, or in any written consent in lieu of such a meeting of shareholders, to cause the removal of a Majority Sponsor Director, if the Majority Sponsor who nominated such Director designates such Director for removal and shall take all other actions necessary to cause such removal and shall not take any actions which are inconsistent with the intent and purpose of the foregoing. Except in accordance with the foregoing, no Sponsor or Syndicatee shall vote its Shares or any other Securities of the Company (to the extent such Securities have voting rights) at any annual general or extraordinary general meeting of the shareholders of the Company, or in any written consent or resolution in lieu of such a meeting of shareholders, to cause the removal of a Majority Sponsor Director.

(s)	Each Party shall instruct its nominated Directors to exercise their voting rights on the Board (to the extent permitted by applicable Law) in a manner consistent with the rights of the Parties under this Section 2.1 so as to effectuate and preserve the intent of the Parties as set out herein.

(t)	Without limiting the foregoing, at any time prior to the consummation of a Successful Mandatory Offer, Bohai agrees that it shall not vote its Shares, or any other Securities of the Company at any annual general or extraordinary meeting of the shareholders of the Company, or in any written consent in lieu of such meeting of shareholders, to cause more than one nominee of Bohai to be elected as a Director of the Board, and shall not take any actions which are inconsistent with the intent and purpose of the foregoing.

(u)	The Bohai Director shall not be permitted at any time to disclose or provide access to any confidential information relating to the Company and its Subsidiaries or any discussions that take place in any Board meetings to any Affiliate of Bohai that is a Company Competitor.

2.2.	Board Observers.

(a)	Any of the Sponsors holding no less than 2.5% of the Shares shall have the right to appoint an observer (a Board Observer) to attend all Board meetings (to the extent that such Sponsor does not have a Majority Sponsor Director appointed to the Board) and all meetings of any committee of the Board (to the extent that such Sponsor does not have a Majority Sponsor Director appointed to such committee). Such Board Observer may participate in all discussions occurring at such meetings and shall have the same access to the management of the Company as a Director.

(b)	The Company shall notify the Board Observers of all regular and special meetings of the Board, including all regular and special meetings of any committee of the Board, at the same time and in the same manner as the Directors and shall also provide the Board Observers with copies of all notices, minutes, consents and other materials provided to Directors concurrently as such materials are provided to such Directors.

(c)	The Company shall pay to each Sponsor entitled to appoint a Board Observer pursuant to paragraph (a) of this Section 2.2 all out-of-pocket travel expenses incurred by such Board Observer in connection with attendance at Board meetings or any meeting of a committee of the Board. No other fees or expenses shall be payable in respect of any Board Observer.

(d)	For the avoidance of doubt, a Board Observer shall not have the right to participate in any vote, consent or other action of the Board or its committees.

2.3.	Board Committees.

(a)	For so long as the Majority Sponsors hold in aggregate at least 50% of the Shares, each Majority Sponsor shall have the right to appoint one member of the Nominating and Corporate Governance Committee and one member of the Remuneration Committee, which shall each initially be composed of six members.

(b)	If the Majority Sponsors hold in aggregate less than 50% of the Shares but at least 10% of the Shares, then from that time forward the Majority Sponsors shall collectively only have the right to appoint one member of the Nominating and Corporate Governance Committee and one member of the Remuneration Committee, and the size of each such committee shall be reduced accordingly from 6 to 4 members. The Majority Sponsors shall in good faith agree which of their respective Majority Sponsor Directors shall be so appointed. For the avoidance of doubt, the Majority Sponsors that do not have a Majority Sponsor Director on the Nominating and Corporate Governance Committee or the Remuneration Committee shall each be entitled to appoint a Board Observer to attend meetings of each such committee in accordance with Section 2.2(a) (provided that they meet the relevant shareholding requirement).

(c)	In the event that the Majority Sponsors cease to hold in aggregate less than 10% of the Shares, then from that time forward the Majority Sponsors shall no longer have the right to appoint any members of the Nominating and Corporate Governance Committee or the Remuneration Committee.

(d)	Notwithstanding any other provision of this Section 2.3, if a Majority Sponsor ceases to hold at least 5% of the Shares, then from that time forward such Majority Sponsor shall no longer have the right to appoint a member of the Nominating and Corporate Governance Committee or the Remuneration Committee collectively with the other Majority Sponsors.

(e)	For so long as (i) the Bohai Director is eligible to be a Director on the Board pursuant to Section 2.1 and (ii) Bohai holds at least 15% of the Shares, Bohai shall have the right to appoint such Bohai Director as a member to the Nominating and Corporate Governance Committee and as a member to the Remuneration Committee, which shall initially be composed of six members.

(f)	In the event that Bohai ceases to hold less than 15% of the Shares, then from that time forward Bohai shall no longer have the right to appoint any members of the Nominating and Corporate Governance Committee or the Remuneration Committee, and the size of each such committee shall be reduced accordingly by one member.

(g)	Each Party shall instruct its nominated Directors to exercise their voting rights on the Board (to the extent permitted by applicable Law) in a manner consistent with the rights of the Parties under this Section 2.3 so as to effectuate and preserve the intent of the Parties as set out herein.

2.4.	PI Reserved Matters and Sponsor Reserved Matters.

(a)	For so long as the Sponsors hold in aggregate at least 25% of the Shares, the Company and the Sponsors agree that the following matters (the Sponsor Reserved Matters) will require the prior approval of Sponsors holding a majority of the Shares then held by the Sponsors (the Sponsor Requisite Consent):

(i)	any Change of Control Transaction;

(ii)	any merger, amalgamation or consolidation of the Company with any other entity or the spinoff of a business of the Company with assets in excess of $250 million;

(iii)	the sale, conveyance, transfer or other disposition of all or substantially all of the material assets of the Company or its Material Subsidiaries, whether in a single transaction or a series of related transactions;

(iv)	any issuance or repurchase of equity Securities or Securities exchangeable or convertible into equity Securities by the Company for an aggregate consideration in excess of $250 million;

(v)	the appointment, removal or any change in compensation of the Chief Executive Officer and the President and Chief Commercial Officer of the Company; and

(vi)	the appointment and removal of the Independent Directors to the Board.

Notwithstanding the foregoing, prior to both the Sponsor Sell-Down and the expiration of the Premium Refund Period, in the event that any of the Sponsors remains liable for any amount of the Premium Refund pursuant to and in accordance with Section 3.10(d), the Company and the Sponsors agree that any Acquisition Proposal constituting a Change of Control Transaction will require the prior approval of each Sponsor holding Shares as of the date of the consummation of the Offer (regardless whether or not such Sponsor continues to hold Shares at the date of the Change of Control Transaction); PROVIDED, THAT, if the Company receives an Acquisition Proposal constituting a Change of Control Transaction and any Sponsor fails to approve such Acquisition Proposal, then if such failure to approve occurs more than six (6) months after the date hereof, the Board and, to the extent required pursuant to Section 2.4, the Majority Sponsors (other than any Sponsor who failed to approve such Acquisition Proposal in the first instance) shall have the right to approve such Acquisition Proposal and, if they do so, the Company shall assume the obligation to pay the Premium Refund as if the conditions set forth in Section 3.10(d)(ii) had been satisfied.

(b)	For so long as the Sponsors hold in aggregate at least 25% of the Shares, the Company and the Principal Investors agree that the following matters (the PI Reserved Matters) will require the prior approval of the Principal Investors holding a majority of the Shares then held by the Principal Investors (the PI Requisite Consent):

(i)	commencement of any proceeding for the voluntary dissolution, winding up or bankruptcy of the Company or a Material Subsidiary;

(ii)	any non-pro rata reduction to the share capital of the Company or its Material Subsidiaries, except as required by Law;

(iii)	any amendment to the memorandum and articles of association of the Company, which amendment would change:

(A)	the name of the Company;

(B)	the jurisdiction of incorporation of the Company;

(C)	the purpose or purposes for which the Company is incorporated;

(D)	the size of the Board or the Nominating and Corporate Governance Committee (unless the sole purpose of the amendment is to reflect an automatic reduction in the size of the Board or the Nominating and Corporate Governance Committee in accordance with the provisions of Section 2.1 or 2.3 (respectively) above); or

(E)	the Principal Investor approval requirements for PI Reserved Matters;

(iv)	any change in the principal line of business of the Company; and

(v)	any appointment to the Board contrary to the provisions regarding appointment of Directors set forth in the memorandum and articles of association of the Company or Section 2.1 of this Agreement.

Notwithstanding the foregoing, in the event that Bohai owns a greater number of Shares than the number of Shares owned by the Sponsors in the aggregate, Bohai shall not be entitled to exercise its approval rights as a Principal Investor with respect to the PI Reserved Matters pursuant to this Section 2.4(b) without the approval of at least one Sponsor that holds Shares at such time. In the event that the matters specified in the foregoing clauses (iii), (iv) or (v) are as a result of a Change of Control Transaction in accordance with the terms of this Agreement, then the term “Principal Investors” and “PI Requisite Consent”, for purposes of this paragraph (b) only, shall not include Bohai unless any of the proposed actions set forth in paragraphs (ii) through (v) of this paragraph (b) would Discriminate against Bohai.

(c)	For so long as the Sponsors hold in aggregate at least 25% of the Shares, the Company shall not take any action or step in respect of (i) any Sponsor Reserved Matter without having first received the Sponsor Requisite Consent or (ii) any PI Reserved Matter without having first received the PI Requisite Consent.

(d)

Each Sponsor and Syndicatee shall only vote its Shares and any other Securities of the Company (to the extent such Securities have voting rights) at any annual general or extraordinary general meeting of the shareholders of the Company at which action is to be taken with respect to any Sponsor Reserved Matter, or in any written consent or resolution in lieu of such a meeting of shareholders, in favor of any Sponsor Reserved Matter if Sponsors representing the Sponsor Requisite Consent have given advance written notice to each other Sponsor that they are in favor of the approval of such Sponsor Reserved Matter. Each Sponsor and Syndicatee shall vote its Shares and any other Securities of the Company (to the extent such Securities have voting rights) at any annual general or extraordinary general meeting of the shareholders of the Company at which action is to be taken with respect to any Sponsor Reserved Matter, or in any written consent or resolution in lieu of such a meeting of shareholders, against any Sponsor Reserved Matter unless Sponsors representing the Sponsor Requisite Consent have first given written notice to each other Sponsor that they are in favor of the approval of such Sponsor Reserved Matter. For so long as the Sponsors hold in aggregate at least 25% of the Shares, the Company, the Sponsors and the Syndicatees shall take all actions necessary to ensure that no Sponsor Reserved Matter is approved by the shareholders of the Company unless the Sponsors have given the Sponsor Requisite Consent.

(e)	Each Principal Investor and Syndicatee shall only vote its Shares and any other Securities of the Company (to the extent such Securities have voting rights) at any annual general or extraordinary general meeting of the shareholders of the Company at which action is to be taken with respect to any PI Reserved Matter, or in any written consent or resolution in lieu of such a meeting of shareholders, in favor of any PI Reserved Matter if Principal Investors representing the PI Requisite Consent have given advance written notice to each other Principal Investor that they are in favor of the approval of such PI Reserved Matter. Each Principal Investor and Syndicatee shall vote its Shares and any other Securities of the Company (to the extent such Securities have voting rights) at any annual general or extraordinary general meeting of the shareholders of the Company at which action is to be taken with respect to any PI Reserved Matter, or in any written consent or resolution in lieu of such a meeting of shareholders, against any PI Reserved Matter unless Principal Investors representing the PI Requisite Consent have first given written notice to each other Principal Investor that they are in favor of the approval of such PI Reserved Matter. For so long as the Sponsors hold in aggregate at least 25% of the Shares, the Company, the Principal Investors and the Syndicatees shall take all actions necessary to ensure that no PI Reserved Matter is approved by the shareholders of the Company unless the Principal Investors have given the PI Requisite Consent.

2.5.	Board Reserved Matters.

(a)	For so long as the Sponsors hold in aggregate at least 25% of the Shares, the Company shall not, and shall not permit any of its Subsidiaries to, take any of the following actions (the Board Reserved Matters) without the affirmative vote of a majority of the Majority Sponsor Directors (excluding any Majority Sponsor Director explicitly prevented from voting with respect to such matter by the terms of this Agreement):

(i)	the entry into, or amendment or termination of, any contract or other agreement in an amount exceeding $250 million;

(ii)	the sale, conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions, of property or assets of the Company or any Subsidiary of the Company with an aggregate fair market value in excess of $250 million;

(iii)	the institution or settlement by the Company or any of its Subsidiaries of any litigation or arbitration with an amount in controversy in excess of $250 million;

(iv)	the declaration or payment of dividends or other distributions in respect of the shares of the Company;

(v)	except as required by changes in Law or GAAP (as approved by the Company’s outside auditors), any change to the material accounting policies of the Company;

(vi)	except (i) as required by changes in Law or (ii) changes which are consistent with changes to the Tax policies or positions of Affiliates of the Company in the United States (which changes are not adopted by such Affiliates of the Company for the purpose of adversely affecting the Company or its shareholders), any change to the material Tax policies or positions of the Company;

(vii)	any change in the compensation of members of the Board in their capacity as Directors;

(viii)	any investment by the Company or any of its Subsidiaries in, or the acquisition of, any material assets or entity (other than investments in wholly-owned Subsidiaries), whether in a single transaction or a series of related transactions, or the entry by the Company or any of its Subsidiaries into any joint ventures, partnerships or similar arrangements, in an aggregate amount in excess of $250 million;

(ix)	the incurrence by the Company or any of its Subsidiaries of any indebtedness for borrowed money or the assumption of any obligations (fixed or contingent), whether in a single transaction or a series of related transactions, with a principal amount in excess of $500 million;

(x)	the approval of any annual budget of the Company;

(xi)	any issuance of equity or equity linked Securities by the Company other than pursuant to equity-based compensation plans approved pursuant to paragraph (xiv) of this Section 2.5;

(xii)	the hiring or removal of the chief financial officer of the Company;

(xiii)	any change in the compensation of the executive officers of the Company (other than the Chief Executive Officer and the President and Chief Commercial Officer of the Company);

(xiv)	the adoption, modification or termination of any equity-based incentive plan, other than any equity-based incentive plan approved prior to the date of this Agreement; and

(xv)	any amendment to the memorandum and articles of association of the Company that would change (A) the authorized share capital of the Company (except in connection with an issuance of equity or equity linked Securities by the Company pursuant to equity-based compensation plans approved pursuant to paragraph (xiv) of this Section 2.5) including the creation or issuance of any new class or series of shares either (I) having separate class or disproportionate voting rights or (II) ranking senior to the Shares as to dividends or upon liquidation or (B) the rights of any holders of Shares in a manner adverse to such.

(b)	For so long as the Sponsors hold in aggregate at least 25% of the Shares, the Company shall not, and shall not permit any of its Subsidiaries to, take any of the following actions (the PI Board Reserved Matters) without the affirmative vote of a majority of the Directors constituting the Bohai Director and the Majority Sponsor Directors (excluding any Majority Sponsor Director and Bohai Director explicitly prevented from voting with respect to such matter by the terms of this Agreement):

(i)	the entry by the Company or any of its Subsidiaries into any new business lines; and

(ii)	any transactions with Affiliates of the Company; provided, however, that this paragraph (ii) will not apply to the following:

(A)	transactions in effect as of the date of this Agreement;

(B)	transactions entered into in accordance with and as specifically permitted by this Agreement;

(C)	transactions or series of related transactions in the ordinary course of business on arm’s length terms involving aggregate payments or consideration of less than $250 million;

(D)	transactions with Affiliates involving the provision or receipt of customary intercompany services, in each case in the ordinary course of business and on terms at least as favorable to the Company and its Subsidiaries (A) as would reasonably have been obtained at such time from an unrelated person on an arm’s-length basis, and (B) as are made available to or received by the Company’s other Affiliates;

(E)	the payment of reasonable and customary fees and compensation to, and indemnities provided on behalf of, officers or directors of the Company or any of its Subsidiaries, subject in each case to paragraph (xi) of Section 2.5(a);

(F)	any employment agreement entered into by the Company or any of its Subsidiaries in the ordinary course of business, subject in each case to paragraphs (a)(vii), (a)(xii), and (a)(xiii) of this Section 2.5; and

(G)	transactions between or among the Company and any of its Subsidiaries.

In the event that any of the any foregoing matters under paragraph (b)(i) and (b)(ii) are as a result of a Change of Control Transaction in accordance with the terms of this Agreement, then approval of such matters under Section 2.5(b) shall not include the Bohai Director and shall only require the affirmative vote of a majority of the Directors constituting the Majority Sponsor Directors (excluding any Majority Sponsor Director explicitly prevented from voting with respect to such matter by the terms of this Agreement), unless any of the proposed actions would Discriminate against Bohai, at which time the Bohai Director shall be permitted to vote on such matters.

(c)	A Majority Sponsor Director or the Bohai Director shall abstain from the vote of the Board on any transaction between the Company and an Affiliate of the Company if Bohai or the Sponsor that appointed such Director, or any Affiliate thereof (excluding the Company and its Subsidiaries), is a party to such transaction. This paragraph (c) shall not apply to any vote of the Board on: (i) the Directors’ fees and expenses; or (ii) the transactions contemplated by Article 4.

ARTICLE 3. TRANSFERS AND ISSUANCE OF SHARES

3.1.	Tag-Along.

(a)	Subject to paragraph (e) of this Section 3.1, except for Affiliate Transfers, Public Sales pursuant to paragraph (i) of such definition and sales pursuant to a trading plan pursuant to Rule 10b5-1 of the Exchange Act, no Sponsor holding 5% or more of the Shares shall Sell any Shares to a Third Party unless each Tag-Along Shareholder, or another entity designated by such Tag-Along Shareholder (provided, that, in the case of Bohai, Bohai may only designate an entity that is a Bohai Permitted Transferee), shall have been given the right (but not an obligation) to elect to Sell, subject to the consummation of the proposed Sale, at the same price and on the same terms and conditions, such number of Shares held by the Tag-Along Shareholder equal to the product of (i) the total number of Shares held by such Tag-Along Shareholder multiplied by (ii) a fraction, the numerator of which is the aggregate number of Shares proposed to be sold by the Selling Shareholder and the denominator of which is the aggregate number of Shares owned by the Selling Shareholder at the Closing (a Tag-Along Sale).

(b)	With respect to a Tag-Along Sale, a Selling Shareholder shall deliver to each of the Tag-Along Shareholders and the Coordination Committee a written notice no later than 5 Business Days in the case of a Sale other than a Public Sale pursuant to paragraph (ii) of such definition, or 2 Business Days in the case of a Public Sale pursuant to paragraph (ii) of such definition, prior to its proposed entry into definitive documentation in respect of the proposed Tag-Along Sale (the Tag-Along Notice), which shall specifically identify in the event of a Tag-Along Sale, the proposed Third Party purchaser (other than in the event of a Public Sale pursuant to paragraph (ii) of such definition), the number of Shares being Sold and the purchase price therefor (including if consideration will consist in part or in whole of property other than cash) (other than in the event of a Public Sale pursuant to paragraph (ii) of such definition), and shall offer the right (the Tag-Along Right) to each of the Tag-Along Shareholders to Sell an amount of Shares equal to the amount that may be Sold by such Tag-Along Shareholder pursuant to paragraph (a) of this Section 3.1 at the purchase price and upon the other terms set forth in the Tag-Along Notice.

(c)	Each Tag-Along Shareholder shall have the right to deliver to the Selling Shareholder an irrevocable written notice within 5 Business Days of the date of receipt of the Tag-Along Notice in the case of a Sale other than a Public Sale pursuant to paragraph (ii) of such definition, or within 2 Business Days of the date of receipt of the Tag-Along Notice in the case of a Public Sale pursuant to paragraph (ii) of such definition, indicating the number of Shares, up to the amount of Shares that such Tag-Along Shareholder is eligible to Sell pursuant to Section 3.1(a), desires to Sell on the terms and conditions set forth in the Tag-Along Notice.

(d)	The Coordination Committee shall in good faith determine the process in respect of, and manage, any Tag-Along Sale, including but not limited to the process by which the Tag-Along Shareholders may exercise their Tag-Along Right.

(e)	If the Third Party purchaser is not willing to purchase all the Shares proposed to be Sold by the Selling Shareholder and Tag-Along Shareholders who exercise their Tag-Along Rights, then the number of Shares the Selling Shareholder and each Tag-Along Shareholder is permitted to Sell in such Tag-Along Sale shall be reduced pro rata based on the relative number of Shares held by the Selling Shareholder and Tag-Along Shareholders participating in such Tag-Along Sale.

(f)	If any Sponsor intends to adopt a trading plan pursuant to Rule 10b5-1 of the Exchange Act, it shall deliver to each other Sponsor and the Coordination Committee a written notice containing details of the trading plan no later than 2 Business Days before the date on which it intends to adopt the trading plan. A Sponsor shall not be permitted to adopt a trading plan pursuant to Rule 10b5-1 of the Exchange Act without the prior written consent of each other Sponsor.

(g)	Bohai shall not be entitled to both exercise its Tag-Along Rights pursuant to this Section 3.1 and its rights pursuant to Section 5.3(b).

3.2.	Drag-Along.

(a)	If a Majority Sponsor (the Initiating Majority Sponsor) proposes to Sell any Shares (other than pursuant to an Affiliate Transfer), then such Majority Sponsor shall require its respective Drag-Along Parties to Sell, at the same economic terms and conditions that apply to the Sale by such Majority Sponsor, a number of their Shares equal to the product of (i) the total number of Shares held by such Drag-Along Party (or, in the case of the GS Syndicatees only, the relevant Majority Sponsor’s Aggregation Pro Rata Share of the total number of Shares held by the GS Syndicatees) multiplied by (ii) a fraction, the numerator of which is the number of Shares that the Majority Sponsor proposes to Sell and the denominator of which is the total number of Shares held by such Majority Sponsor.

(b)	With respect to any Sale of Shares pursuant to Section 3.2(a), the Initiating Majority Sponsor shall deliver a written notice (a Drag-Along Notice) to each of its respective Drag-Along Parties no later than 2 Business Days prior to the consummation of the proposed Sale, setting forth the name and address of the purchaser (other than in the event of a Public Sale), the number of Shares to be Sold by each of the Majority Sponsor and the Drag-Along Party, the amount and form of the consideration, and all other material terms and conditions offered by the purchaser (other than in the event of a Public Sale). Upon delivery of a Drag-Along Notice, the relevant Drag-Along Party shall be required to Sell that number of Shares required to be Sold by it pursuant to Section 3.2(a), subject to the consummation of the proposed Sale at the same price and on the same terms and conditions as set forth in the Drag-Along Notice. Each relevant Drag-Along Party shall (i) take all such actions in such manner as may be necessary and appropriate to ensure that the Sale is consummated and (ii) shall bear its proportionate share of all Third Party transaction fees and expenses in connection with such Sale.

(c)	No Syndicatee shall Sell any Shares (other than a Sale pursuant Article 3.3, 4.1 or 4.2 of this Agreement or an Affiliate Transfer) except in accordance with the provisions of this Section 3.2. A Majority Sponsor may agree with any of its Drag-Along Parties that the number of Shares to be Sold by that Drag-Along Party shall be increased or decreased provided the number of Shares to be Sold by the Majority Sponsor is also adjusted so that the total aggregate number of Shares to be Sold by the Majority Sponsor and the relevant Drag-Along Party remains unchanged.

3.3.	Syndicate Transfers.

(a)	If a Syndicatee desires to Sell all (but not less than all) of the Shares held by it to which this Agreement applies, then a right of first offer shall apply to each Sponsor with respect to such Sale in accordance with the following provisions:

(i)	The relevant Syndicatee shall provide each Sponsor and the Coordination Committee with a written notice (a Syndicatee Sale Notice) of its desire to Sell such Shares, which shall specify the number of Shares such Syndicatee wishes to Sell (which, for the avoidance of doubt, shall not be less than all of the Shares held by such Syndicatee to which this Agreement applies), the purchase price for such Shares and any other terms and conditions material to the Sale proposed by such Syndicatee.

(ii)	Each Sponsor shall have the right to deliver to the Syndicatee an irrevocable written notice within 5 Business Days after delivery of the Syndicatee Sale Notice (the Syndicatee Sale Election Period), indicating the number of Shares, up to all of the Shares offered, that such Sponsor (and/or its Affiliates) desires to acquire, directly or indirectly, on the terms and conditions set forth in the Syndicatee Sale Notice.

(iii)	The relevant Shares shall be allocated among the Sponsors that provided written notice prior to the end of the Syndicatee Sale Election Period such that each Sponsor (and/or its Affiliates) receives the lesser of (A) the number of Shares such Sponsor (and/or its Affiliates) desires to purchase and (B) a pro rata proportion of such Shares based on the relative number of Shares held by the Sponsors that provided written notice prior to the end of the Syndicatee Sale Election Period. If any of the Shares offered are not Sold, the relevant Sponsors and the Syndicatee shall discuss in good faith whether such Sponsors (and/or their respective Affiliates) wish to acquire such remaining Shares on the same terms.

(iv)	If the Sponsors (and/or their respective Affiliates) do not elect to purchase or cause the purchase of all of the Shares covered by the Syndicatee Sale Notice before the end of the Syndicatee Sale Election Period, the selling Syndicatee may Sell such Shares at any time within 90 days following the end of the Syndicatee Sale Election Period, at a price which is not less than the purchase price and on other terms and conditions no more favorable to the purchaser than those specified in the Syndicatee Sale Notice; PROVIDED THAT: (i) the proposed purchaser must be approved by each of the Sponsors (in their absolute discretion) before consummation of the Sale of the Shares by the Syndicatee; and (ii) the proposed purchaser must execute a Joinder Agreement prior to the Sale.

(b)	The Coordination Committee shall in good faith manage any Sale process in accordance with the provisions of Section 3.3(a) and the provisions of the Applicable Coordination Requirements.

(c)	No Syndicatee shall be entitled to initiate a Sale process pursuant to Section 3.3(a) before the third anniversary of the IPO Closing Date.

3.4.	Coordination Committee.

(a)	The Sponsors shall create a coordination committee (the Coordination Committee) (which shall not be a committee of the Board) and shall maintain such committee until the earliest of the following (the Coordination Committee Period): (i) the termination or expiration of this Agreement; (ii) the agreement in writing of the Sponsors to disband such committee; or (iii) such time as no more than one Sponsor beneficially owns any Shares. During the Coordination Committee Period, the Coordination Committee shall, to the extent provided by the Applicable Coordination Requirements, facilitate the coordination of any Sales of Shares by the Sponsors (including but not limited to any Sale of Shares pursuant to the provisions of Article 3 and Article 4), and the Sponsors shall cooperate with each other, as reasonably necessary, with respect to any such Sales. Each of the Sponsors shall be entitled to designate one member of the Coordination Committee. The procedures governing the conduct of the Coordination Committee and the cooperative conduct required by the Sponsors (the Applicable Coordination Requirements) shall be established from time to time by the unanimous consent of each of the Sponsors who is entitled to designate a member of the Coordination Committee. Notwithstanding anything herein to the contrary (but without limiting or otherwise modifying the provisions of Article 3 or Article 4 of this Agreement or any Applicable Coordination Requirements that may apply from time to time), the Coordination Committee shall not be permitted to block or otherwise prohibit or limit Sales of Shares by the Sponsors.

(b)	A Sponsor shall not be entitled to designate a member of the Coordination Committee if it ceases to hold at least 5% of the Shares. To the extent any Sponsor ceases to be entitled to designate a member of the Coordination Committee, the size of the Coordination Committee shall be deemed to automatically decrease accordingly and such designated member shall immediately cease to be a member of the Coordination Committee.

3.5.	Transferee Obligations in Respect of Affiliate Transfers. In the event of an Affiliate Transfer, if the transferee is not already a Party, the transferee must execute the Joinder Agreement prior to the Sale. Upon execution of the Joinder Agreement, the Parties hereby irrevocably and unconditionally accept such transferee as a party to this Agreement. In the event of an Affiliate Transfer, the transferor shall be jointly and severally liable for the performance by the transferee of its obligations under this Agreement.

3.6.	Subscription Rights.

(a)	Each Principal Investor and each Syndicatee shall have the right to subscribe for and purchase its Subscription Right Pro Rata Share (as defined below) of newly issued equity Securities that the Company may from time to time propose to issue following the Closing (a New Issuance). The Subscription Right Pro Rata Share of a Principal Investor or Syndicatee shall be, at any given time, that proportion, calculated prior to any proposed New Issuance, which the number of equity Securities owned by such Principal Investor or Syndicatee at such time bears to the total number of equity Securities issued and outstanding at such time.

(b)	In the event that the Company proposes to undertake a New Issuance, it shall give each of the Principal Investors and Syndicatees a written notice (the Notice of Issuance) of its intention to issue and sell such equity Securities, the price, the identity of the purchaser and the principal terms upon which the Company proposes to issue the same. Each Principal Investor and each Syndicatee shall have five Business Days from the delivery date of any Notice of Issuance to elect to subscribe for and purchase a number of equity Securities up to its Subscription Right Pro Rata Share of equity Securities for the price and upon the terms specified in the Notice of Issuance by giving written notice to the Company and stating therein the number of equity Securities to be purchased by such Principal Investor or Syndicatee.

(c)	In the event that any Principal Investor or Syndicatee fails to subscribe for and purchase all of its Subscription Right Pro Rata Share pursuant to this Section 3.6, the Company shall have 90 days after the date of the Notice of Issuance to consummate the issuance and sale of the equity Securities with respect to which such the subscription right of a Principal Investor or Syndicatee was not exercised, at or above the price and upon terms not more favorable to the purchasers of such equity Securities than the terms specified in the initial Notice of Issuance given in connection with such sale; PROVIDED, however, that the preceding restrictions on the price and terms and conditions of any such issuance and sale shall not apply to sales based on the prevailing market price of such equity Securities on the New York Stock Exchange or any other public trading medium at the time that any such issuance and sale is effected.

(d)	The Parties hereby agree that the subscription rights described in this Section 3.6 shall not be exercisable with respect to:

(i)	any issuance of Shares to officers, employees or directors of the Company in connection with such person’s employment or director arrangements with the Company pursuant to any employee benefit plan of the Company adopted by the Board in accordance with Sections 2.4 and/or 2.5 (as applicable);

(ii)	any stock dividend or any share split or other subdivision or combination of the outstanding Shares, provided that such change has been approved in accordance with the terms of this Agreement (if relevant);

(iii)	any issuance of Shares upon the exercise, exchange, redemption or conversion of securities directly or indirectly convertible into or exercisable or exchangeable for Shares; and

(iv)	any issuance of Shares as consideration in connection with a merger, amalgamation or consolidation of the Company or a business acquisition by the Company, provided that such issuance has been approved by the Board and in accordance with the terms of this Agreement (if relevant).

3.7.	Sponsor Transfer Restrictions.

(a)	Except for Public Sales, Affiliate Transfers and Sales pursuant to Acquisition Proposals pursuant to and in accordance with Section 3.10, no Sponsor shall Sell any Shares to a Significant Buyer unless Bohai shall have been given the right (but not the obligation) to offer to purchase such Shares (a Significant Sale).

(b)	With respect to a Significant Sale, a Selling Shareholder shall deliver to Bohai a written notice (the Significant Sale Notice), which shall specifically identify the proposed Significant Buyer, the number of Shares being Sold and the purchase price therefor (including if consideration will consist in part or in whole of property other than cash), and shall provide Bohai with the opportunity to offer to buy the Shares from each Selling Shareholder.

(c)	Bohai shall have the right to deliver to the Selling Shareholder an irrevocable written notice within the 10 Business Days of the date of receipt of the Significant Sale Notice (the Significant Sale Offer Period) to purchase up to the amount of the Shares that the Selling Shareholder desires to Sell, which shall identify the number of Shares Bohai desires to buy and the proposed purchase price therefor; PROVIDED THAT the Selling Shareholder is under no obligation to accept Bohai’s offer or to Sell the Shares to Bohai.

(d)	If Bohai does not elect to offer to purchase the Shares or the Selling Shareholder does not elect to accept Bohai’s offer to purchase the Shares pursuant to paragraph (c) of Section 3.7 before the end of the Significant Sale Offer Period, the Selling Shareholder may Sell such Shares to the proposed transferee at any time following the expiration of the Significant Sale Offer Period.

(e)	In the event that the Selling Shareholder accepts Bohai’s offer to purchase the Shares pursuant to paragraph (c) of Section 3.7, any such acquisition of the Shares by Bohai shall require, and be subject to, concurrent compliance by Bohai with Section 5.2 in accordance with its terms and the consummation of a Successful Mandatory Offer if its acquisition of the Shares would constitute a Mandatory Offer Event under such Section (it being understood that the provisions of Section 5.2 do not apply to any such acquisition of shares if, after such acquisition, Bohai will own less than 30% of the Shares).

(f)	For the avoidance of doubt, in the event of an Acquisition Proposal, this Section 3.7 shall not apply, and the parties shall comply with Section 3.10.

3.8.	Bohai Transfer Restrictions.

(a)	During the Bohai Lock-up Period, without the prior approval of a majority of the Board, Bohai shall not Sell any Shares to any Person, other than a Sale of Shares to certain Bohai Permitted Transferees pursuant to Section 3.9 or pursuant to a Change of Control Transaction recommended by a majority of the Directors of the Board.

Following the expiration of the Bohai Lock-up Period, Bohai shall not, without the prior approval of a majority of the Board, Sell any Shares directly to any Person, other than (i) pursuant to a Public Sale, (ii) in a Tag-Along Sale (in its capacity as a Tag-Along Shareholder only) in accordance with Section 3.1, (iii) to its Bohai Permitted Transferees in accordance with Section 3.9, (iv) pursuant to a Lender Foreclosure, provided that such Bohai Lender executes a Joinder Agreement prior to the Sale agreeing to be bound by the obligations of Bohai under this Agreement, (v) pursuant to a Change of Control Transaction recommended by a majority of the Directors of the Board, or (vi) pursuant to a Sale of Shares that would not be considered a Public Sale under this Agreement so long as the proposed transferee in such Sale (x) is not a Company Competitor, (y) would not reasonably be expected to cause the Company or its Subsidiaries to become subject to materially adverse regulatory or legal obligations and (z) executes a Joinder Agreement prior to the Sale agreeing to be bound by the obligations of Bohai under this Agreement; PROVIDED THAT the rights of Bohai under this Agreement may not be assigned by Bohai (other than to Bohai Permitted Transferees).

(b)	In the case of a Sale of Bohai’s Shares pursuant to subsection (vi) of paragraph (b) above, Bohai must give prior written notice to the Board and the Sponsors of any proposed Sale to such proposed transferee, specifying the number of Shares to be Sold and the identity of such proposed transferee, together with such other documentation reasonably requested by the Board, to ensure compliance with the terms of this Agreement.

(c)	For the avoidance of doubt, any restrictions on Bohai’s right to Sell Shares under this Agreement shall apply in the case of a direct or indirect Sale or transfer of Bohai’s Shares, including a Sale or transfer of any direct or indirect equity interests in Bohai.

3.9.	Sales to Bohai Permitted Transferees.

(a)	Subject to Section 3.8, Bohai may at any time Sell any or all of its Shares to a Bohai Permitted Transferee without the consent of any Person so long as (i) such Bohai Permitted Transferee (including any Bohai Permitted Transferee acquiring such Shares by operation of law) shall have agreed in writing to be bound by the terms of this Agreement by executing and delivering a Joinder Agreement. Bohai must give prior written notice to the Board and the Sponsors of any proposed Sale to a Bohai Permitted Transferee, specifying the number of Shares to be Sold, the identity of such Bohai Permitted Transferee, together with such other documentation reasonably requested by the Board, to ensure compliance with the terms of this Agreement.

(b)	If, while a Bohai Permitted Transferee holds any Shares, a Bohai Permitted Transferee ceases to qualify as a Bohai Permitted Transferee (a Disqualifying Event), then:

(i)	Bohai shall forthwith notify the Sponsors and the Board of the pending Disqualifying Event; and

(ii)	Immediately following such Disqualifying Event, without limiting any other rights or remedies, Bohai shall take all actions necessary to effect a Sale of all Shares held by the relevant Bohai Permitted Transferee either back to Bohai or, pursuant to this Section 3.9, to another Person that qualifies as a Bohai Permitted Transferee.

3.10.	Acquisition Proposals.

(a)

Notwithstanding Section 5.1, if the Board determines to consider any unsolicited proposal or proposals (whether oral, written, informal or formal), or determines to solicit, or conduct a formal or informal process to solicit, an oral or written proposal or proposals (Acquisition Proposals) involving a Change of Control Transaction, the Board shall promptly provide Bohai with a written notice of receipt of any such proposal or proposals or upon such time as the Board determines to conduct a process to solicit Acquisition Proposals (the Acquisition Proposal Notice), and shall also provide Bohai with a written notice of its desire to accept such Acquisition Proposal at least 5 Business Days prior to the acceptance by the Board of such Acquisition Proposal, and at any time following such 5 Business Day period, the Board shall be permitted (but not required) to accept any such Acquisition Proposal; PROVIDED THAT any such notice shall not be required to disclose any of the terms or conditions of the Acquisition Proposal; PROVIDED further that, for the avoidance of doubt, in no event shall the Board be required to accept any such Acquisition Proposal following the delivery of notice to Bohai of the Board’s desire to accept an Acquisition Proposal.

(b)	The Bohai Director shall not be entitled to receive any information regarding Acquisition Proposals received by the Board, and shall not be entitled to participate, and shall recuse himself or herself from, any Board discussions regarding Acquisition Proposals until such time as Bohai advises the Board in writing that it does not intend to make an Acquisition Proposal to the Board or participate in any such process. At such time, the Bohai Director shall be entitled to receive information received by the Board and participate in any Board discussions regarding Acquisition Proposals; PROVIDED THAT the Bohai Director shall not be permitted to disclose or otherwise provide any such information to Bohai.

(c)	If (i) the Board and, to the extent required pursuant to Section 2.4, the Majority Sponsors, approve an Acquisition Proposal, (ii) such Acquisition Proposal is recommended by the Board to the shareholders of the Company, and (iii) the Sale of all or a portion of Bohai’s Shares is a requirement of the transaction or transactions contemplated by such Acquisition Proposal (the transaction or transactions contemplated by such Acquisition Approval, the Required Transaction), Bohai will take all necessary actions as reasonably requested by the Board and the Sponsors to ensure the consummation of the transaction or transactions contemplated by such Acquisition Proposal, including, without limitation, executing all necessary documents (including executing any irrevocable undertakings to tender its Shares in the Acquisition Proposal, or to support the Acquisition Proposal, or any voting agreement to vote its Shares in favor of the Acquisition Proposal), voting its Shares in favor of the consummation of the transaction or transactions contemplated by the Acquisition Proposal and/or tendering its Shares into a tender offer related to any Acquisition Proposal; PROVIDED however, that it will not be required to take any such action or execute any such documents or incur any liability that is not similarly taken, executed or incurred by the Majority Sponsors, to the extent the Sponsors still own Shares.

(d)

(i)

Prior to both the Sponsor Sell-Down and the expiration of the Premium Refund Period, in the event that the purchase price per Share received by Bohai in any consummated Required Transaction pursuant to paragraph (c) of Section 3.10 (together with any dividends, redemption proceeds or similar amounts per Share received by Bohai following the date of the Closing, the Total Proceeds Per Share) is to be less than the Offer Price (as adjusted for any share splits, reverse stock or share splits, share dividends or the like (Adjusted)), the Sponsors and the Syndicatees (the Responsible Investors) shall, prior to or at the time of closing for the Required Transaction, pay, or cause to be paid, to Bohai, its Premium Refund Pro Rata Share of an amount equal to the product of (a) the Required Number of Shares and (b) the Offer Price (as Adjusted) less the greater of (x) the Total Proceeds Per Share and (y) an assumed price per share of $18.90 (as Adjusted) (the Premium Refund). The Responsible Investors shall have a right to require that the Premium Refund be made upon the closing of the Required Transaction out of the proceeds owed to the Responsible Investors in such Required Transaction. If any consideration in the Required Transaction is paid in any form other than cash, such consideration will be valued at its fair market value as reasonably determined by the Board, for purposes of this paragraph (d). The Responsible Investors shall have the right to pay Bohai the Premium Refund in shares to the extent that the proportion of the Premium Refund paid to Bohai in shares is the same as the proportion of the total consideration paid to the Responsible Investors in the Required Transaction in shares. The term Required Number of Shares means the number of Shares required to be Sold by Bohai in any Required Transaction pursuant to paragraph (c) of Section 3.10, which number shall not exceed, in the aggregate, the Base Number of Shares. The term Base Number of Shares means the number of Shares set forth opposite Bohai’s name on Schedule 1 (as Adjusted and as reduced by any Shares Sold by Bohai from and after the expiration of the Bohai Lock-up Period).

(ii)	From and after the Sponsor Sell-Down but prior to the expiration of the Premium Refund Period, in the event that the Total Proceeds Per Share is to be less than the Offer Price (as Adjusted), the Company shall pay, or shall cause the proposed buyer or buyers in the Required Transaction to pay, prior to or simultaneously with any payments to shareholders of the Company at the time of closing for the Required Transaction, to Bohai the Premium Refund and such payment shall be a condition precedent to the closing of the Required Transaction. The agreements for the Required Transaction shall include provisions, reasonably satisfactory to Bohai, requiring the obligations of the Company under this Section 3.10(b)(ii) to be assumed and guaranteed by the Person or Persons that acquire securities of the Company or any surviving entity in such Required Transaction.

ARTICLE 4. REGISTRATION RIGHTS

4.1.	Demand Registration.

(a)

Form F-1 Demand. If either (i) at any time following the Lock-up Release Date, the Company receives a request, from a Sponsor or Sponsors holding more than 50% of the Registrable Securities then outstanding other than Registrable Securities held by a Syndicatee, Management LP or Bohai (which shall not be taken into account for this calculation), or (ii) at any time following the expiration of the Bohai Lock-up Period, the Company receives a request, from a Principal Investor or Principal Investors holding more than 50% of the Registrable Securities then outstanding (except that, if the number of Shares owned by the Sponsors is less than the number of Shares owned by Bohai, the Sponsors and Bohai shall separately have the right to make the request described herein) other than Registrable Securities held by a Syndicatee or Management LP (which shall not be taken into account for this calculation), that the Company file a Form F-1 registration statement with respect to the resale of Registrable Securities of such Sponsor or Sponsors, or, if applicable, such Principal

Investor or Principal Investors, where the anticipated gross proceeds (before the deduction of any discounts or commissions) would be at least $100 million, the Company shall: (i) within two Business Days after the date such request is given, give notice thereof (the Demand Notice) to all Sponsors, Syndicatees, Management LPs and Bohai other than the Initiating Sponsors; and (ii) as soon as practicable, and in any event within 30 Business Days after the date such request is given by the Initiating Sponsors, file a registration statement (including on or after the Form F-3 Eligibility Date in the event the Company is no longer eligible to use Form F-3, without limitation, a Shelf Registration Statement) on Form F-1 under the Securities Act covering all Registrable Securities that the Initiating Sponsors requested to be registered and any additional Registrable Securities requested to be included in such registration by any other Sponsor or any Syndicatee, Management LP or Bohai, as specified by notice given by each such Sponsor, Syndicatee, Management LP or Bohai to the Company within five Business Days of the date the Demand Notice is given, and in each case, subject to the limitations of Sections 4.1(e) and 4.3. Notwithstanding the foregoing, if any request for filing of an F-1 Registration Statement is for a Shelf Registration Statement and is issued on or after the Form F-3 Eligibility Date as provided above, then the requirement set forth above that the request be issued by a Sponsor or Sponsors, or, following the Bohai Lock-up Period, a Principal Investor or Principal Investors, holding more than 50% of the Registrable Securities then outstanding does not apply and the Company shall be obligated to file a Form F-1 registration statement as set forth above if the anticipated gross proceeds (before the deduction of any discounts or commissions) of the resale of Registrable Securities of the Principal Investor or Principal Investors demanding such registration would be at least $100 million.

(b)	Form F-3 Demand. If at any time when it is eligible to use a Form F-3 registration statement, the Company receives a request from a Principal Investor or Principal Investors that the Company file a Form F-3 registration statement (including, without limitation, a Shelf Registration Statement) with respect to the resale of Registrable Securities of such Principal Investor(s) where the anticipated gross proceeds (before the deduction of any discounts and commissions), would be at least $100 million, then the Company shall: (i) within five Business Days after the date such request is given, give a Demand Notice to all Sponsors, Syndicatees, Management LPs and Bohai other than the Initiating Sponsors; and (ii) as soon as practicable, and in any event within 30 Business Days after the date such request is given by the Initiating Sponsors, file a Form F-3 registration statement under the Securities Act covering all Registrable Securities requested to be included in such registration by any other Sponsor or any Syndicatee, Management LP or Bohai, as specified by notice given by each such Sponsor, Syndicatee, Management LP or Bohai to the Company within 10 Business Days of the date the Demand Notice is given, and in each case, subject to the limitations of Sections 4.1(e) and 4.3. If at any time the Principal Investors collectively own less than the number of Shares that would be expected to result in anticipated gross proceeds (before deduction of any discounts and commissions) of at least $100 million, then the threshold for a Form F-3 demand will be reduced to $50 million anticipated anticipated gross proceeds (before deduction of any discounts and commissions).

(c)	The Company shall use commercially reasonable efforts to cause any Shelf Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable following the filing thereof with the SEC and to keep the Shelf Registration Statement continuously effective (or replace it with a new Shelf Registration Statement) until the earlier of such date when all Registrable Securities have been sold pursuant to the Shelf Registration Statement or the Shares covered thereby no longer constitute Registrable Securities. The Company shall promptly amend, renew or replace, as necessary, any Shelf Registration Statement that shall have expired or otherwise been deemed unusable and shall use its commercially reasonable efforts to keep such amended, renewed or replaced Shelf Registration Statement continuously effective under the Securities Act as specified in this Section 4.1(c). The “Plan of Distribution” section of any such Shelf Registration Statement shall permit all lawful means of disposition of Registrable Securities, including firm-commitment underwritten public offerings, block trades, agented transactions, sales directly into the market, purchases or sales by brokers and sales not involving a public offering.

(d)	Any demand registration hereunder may be for an underwritten offering. Upon the written request from a Sponsor or Sponsors, or, following the Bohai Lock-up Period, a Principal Investor or Principal Investors, the Company will facilitate in the manner described in this Agreement an underwritten offering, including an underwritten shelf take-down of Registrable Securities of such Initiating Sponsor or Sponsors off an effective Shelf Registration Statement. In connection with any such underwritten shelf take-down, the Sponsors, Syndicatees, Management LPs and Bohai may exercise piggyback rights in the manner described in this Agreement to have included in such underwritten shelf take-down Registrable Securities held by them that are registered on such Shelf Registration Statement. Upon the demand of a Principal Investor, the Company will file and will use its commercially reasonable efforts to seek the effectiveness of a post-effective amendment to an existing Shelf Registration Statement in order to register up to the number of Shares previously taken down off such Shelf Registration Statement and not yet “reloaded” onto such Shelf Registration Statement.

(e)	Notwithstanding the foregoing obligations, if the Company furnishes to Principal Investors requesting a registration pursuant to this Section 4.1 a certificate signed by the Company’s chief executive officer stating that in the good faith judgment of the Board, it would be materially detrimental to the Company and its shareholders for such registration statement to either become effective or remain effective for as long as such registration statement otherwise would be required to remain effective, because such action would: (i) materially interfere with any bona fide material financing of the Company or a significant acquisition, corporate reorganization, or other similar material transaction involving the Company; or (ii) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential, then the Company shall have the right to defer taking action with respect to such filing, and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than 60 Business Days after the request of the Initiating Sponsors is given; PROVIDED THAT the Company: (Y) may not invoke this right more than twice in any twelve (12) month period; and (Z) shall not register any Securities for its own account (other than as contemplated by paragraph (e)(i) above or for the sole purpose of the sale of Securities to employees, directors or consultants of the Company pursuant to a stock option, stock purchase or similar plan) or for the account of any other holder of Securities during such period.

(f)	The Company shall not be obligated to: (i) effect, or to take any action to effect, any registration pursuant to Section 4.1(a) if the Initiating Sponsors propose to dispose of shares of Registrable Securities that may be immediately registered on Form F-3 pursuant to a request made pursuant to Section 4.1(b), including, without limitation, by means of a Shelf Registration Statement take down, or (ii) effect more than one registration or underwritten public offering pursuant to this Article 4 during any 90 day period.

4.2.	Piggyback Registration.

(a)	If the Company proposes to register (including, for this purpose, a registration effected by the Company for shareholders other than the Sponsors, Syndicatees, Bohai or Management LPs) any of its Securities under the Securities Act in connection with the public offering of such Securities other than in an Excluded Registration, the Company shall, at such time, promptly give each Sponsor, Syndicatee, Bohai and Management LP notice of such registration. Upon the request of each Sponsor, Syndicatee, Bohai and Management LP given within 5 Business Days after such notice is given by the Company, the Company shall, subject to the provisions of Section 4.3, cause to be registered all of the Registrable Securities that each Sponsor, Syndicatee, Bohai and Management LP has requested to be included in such registration. The Company or such other shareholders shall have the right to terminate or withdraw any registration initiated by it or them, as applicable, under this Section 4.2 before the effective date of such registration, whether or not any Sponsor, Syndicatee, Bohai or Management LP has elected to include Registrable Securities in such registration. The expenses (other than Selling Expenses) of such withdrawn registration shall be borne by the Company in accordance with Section 4.6.

(b)	In connection with any shelf take-down at the initiative of the Company, the Sponsors, Syndicatees, and Bohai and Management LPs may exercise piggyback rights in the manner described in this Agreement to have included in such takedown Registrable Securities held by them that are registered on such Shelf Registration Statement.

(c)	The Company shall identify the potential underwriters(s) for an underwritten offer pursuant to this Section 4.2, which underwriter(s) shall be an investment banking firm(s) of national standing and shall be subject to the approval of the Sponsors participating in such offer (if any), such approval not to be unreasonably withheld, delayed or conditioned.

4.3.	Offering Requirements.

(a)

If, pursuant to Section 4.1, the Initiating Sponsors intend to distribute the Registrable Securities covered by their request by means of an underwritten offering, they shall so advise the Company as a part of their registration request made pursuant to Section 4.1 (or, alternatively, in the case of a Shelf Registration Statement takedown, a written request to the Company). In the event of an underwritten offering pursuant to this Section 4.3(a), (A) the Initiating Sponsors shall provide such request in writing to the Company at least ten Business Days’ prior to the expected date of the proposed offering and (B) the Company shall use commercially reasonable efforts to cooperate with such Sponsors and the potential underwriters to effect such underwritten offering as soon as reasonably practicable thereafter. Within two Business Days after the receipt of the request from the Initiating Sponsors, the Company shall give written notice of the proposed underwritten offering under this Section 4.3(a) to each Sponsor, Syndicatee, Management LP and Bohai (or, in the case of a Shelf Registration Statement takedown, to each Sponsor, Syndicatee, Management LP and Bohai whose Registrable Securities are included in the applicable Shelf Registration Statement), which notice may be the Demand Notice in the case of a request under Section 4.1(a) or 4.1(b), and shall specify the type of offering, the number and type of Registrable Securities proposed to be offered and the proposed managing underwriter(s). Subject to the provisions of this Section 4.3, each Sponsor, Syndicatee, Management LP and Bohai that requests in writing within five Business Days after the receipt of the Company’s written notice described in the preceding sentence that all or a portion of its Registrable Securities be included in the proposed underwritten offering shall be permitted to include such Registrable Securities in such underwritten offering. Sponsors holding a majority of the Registrable Securities to be included in such underwritten offering shall identify the potential underwriters(s) for such underwritten offer, which underwriter(s) shall be an investment banking firm(s) of national standing and shall be subject to the Company’s approval, not to be unreasonably withheld, delayed or conditioned. Notwithstanding any other provision of this Section 4.3, if the managing underwriter advises the Company, the Sponsors, the Syndicatees, the Management LPs and Bohai participating in such offering in writing that marketing factors require a limitation on the number of Shares to be underwritten, then the number of Registrable Securities that may be included in the underwriting shall be allocated among such Sponsors, Syndicatees, Management LPs and Bohai, including the Initiating Sponsors, in proportion (as nearly as practicable) to the number of Registrable Securities owned by each Sponsor, Syndicatee, Management LP and Bohai or in such other proportion as shall mutually be agreed to by all such selling Sponsors; PROVIDED THAT the number of Registrable Securities held by the Sponsors, the Syndicatees, the Management LPs and Bohai to be included in such underwriting shall not be reduced unless all other Securities are first entirely excluded from the underwriting.

(b)	If the total number of Securities, including Registrable Securities, requested by shareholders to be included in an underwritten offering pursuant to Section 4.2 exceeds the number of Securities to be sold (other than by the Company) that the underwriters advise the Company in writing (a copy of which shall be provided to the selling Sponsors, Syndicatees, Management LPs and Bohai) can be sold without having a material adverse effect on such offering including the price at which such Shares can be sold, then the Company shall be required to include in the offering only that number of such Securities, including Registrable Securities, which the underwriters and the Company in their sole discretion determine will not materially impact the price. If the underwriters determine that less than all of the Registrable Securities requested to be registered can be included in such offering, then the Registrable Securities that are included in such offering shall be allocated among the selling Sponsors, Syndicatees, Management LPs and Bohai in proportion (as nearly as practicable) to the number of Registrable Securities owned by each selling Sponsor, Syndicatee, Management LP and Bohai or in such other proportions as shall mutually be agreed to by all such selling Sponsors, Syndicatees, Management LPs and Bohai. Notwithstanding the foregoing, in no event shall the number of Registrable Securities included in the offering be reduced unless all other Securities (other than the Securities to be sold by the Company) are first entirely excluded from the offering.

(c)	For the purposes of the provisions of this Section 4.3 concerning apportionment, for any selling Sponsor that is a partnership, limited liability company, or corporation, the partners, members, retired partners, retired members, shareholders, and Affiliates of such Sponsor, Syndicatee or Management LP, as applicable, or the estates and Immediate Family Members of any such partners, retired partners, members, and retired members and any trusts for the benefit of any of the foregoing Persons, shall be deemed to be a single “selling Sponsor”, and any pro rata reduction with respect to such “selling Sponsor” shall be based upon the aggregate number of Registrable Securities owned by all Persons included in such “selling Sponsor”, as defined in this sentence.

(d)	All Sponsors, Syndicatees, Management LPs and Bohai proposing to distribute their Securities through an underwritten offering pursuant to this Article 4 shall (together with the Company as provided in Section 4.4(e)) enter into an underwriting agreement with the underwriter(s) selected for such offering, with such agreement to contain such representations and warranties by the Company and the selling shareholders and such other terms and provisions as are customarily contained in underwriting agreements with respect to secondary distributions.

(e)	If the Initiating Sponsors desire to effect an offering pursuant to a Shelf Registration Statement that does not constitute an underwritten offering (a Non-Underwritten Shelf Takedown), the Initiating Sponsors shall so indicate in a written request delivered to the Company no later than two Business Days prior to the expected date of such Non-Underwritten Shelf Takedown, which request shall include (i) the total number and type of Registrable Securities expected to be offered and sold in such Non-Underwritten Shelf Takedown, (ii) the expected plan of distribution of such Non-Underwritten Shelf Takedown and (iii) the action or actions required (including the timing thereof) in connection with such Non-Underwritten Shelf Takedown. To the extent necessary to effect such Non-Underwritten Shelf Takedown, the Company shall use its commercially reasonable efforts to (x) file and effect an amendment or supplement to the applicable Shelf Registration Statement for such purpose as soon as reasonably practicable and (y) enter into and perform its obligations under documents or certificates customary in similar offerings, including, without limitation, placement agent agreements with the applicable brokers. Upon the receipt of such request, the Company shall promptly give written notice of the Non-Underwritten Shelf Takedown to the other Sponsors, Syndicatees, Management LPs and Bohai whose Registrable Securities are included in the Shelf Registration Statement and each such Sponsor, Syndicatee, Management LP and Bohai that requests in writing that all or a portion of its Registrable Securities be included in the Non-Underwritten Shelf Takedown shall be permitted to include such Registrable Securities in the Non-Underwritten Shelf Takedown. Notwithstanding the foregoing, the Company shall not be required to file an amendment or supplement to its registration statement within 30 days of a previous amendment or supplement with respect to a Non-Underwritten Shelf Takedown.

4.4.	Obligations of the Company. Whenever required under this Article 4 to effect the registration of any Registrable Securities, the Company shall, as promptly as possible:

(a)	prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such registration statement to become effective and, upon the request of the Sponsors, or following the expiration of the Bohai Lock-up Period, Principal Investors, holding a majority of the Registrable Securities registered thereunder, use its commercially reasonable efforts to keep such registration statement effective (i) in the case of a registration statement other than a Shelf Registration Statement 120 days or, if earlier, until the distribution contemplated in such registration statement has been completed; PROVIDED THAT: such 120 day period shall be extended for a period of time equal to the period the Sponsors, Syndicatees, Management LPs and Bohai refrain, at the request of an underwriter of Securities of the Company, from selling any Securities included in such registration; (ii) in the case of a Shelf Registration Statement, the date on which all Registrable Securities covered thereby have been sold pursuant to such registration (or, if earlier, the first date on which no Registrable Securities remain outstanding); or (iii) such other period as may be specified in this Article 4;

(b)	prepare and file with the SEC such amendments and supplements to such registration statement, and the prospectus used in connection with such registration statement, as may be necessary to comply with the Securities Act in order to enable the disposition of all Securities covered by such registration statement for the period set forth in 4.4(a);

(c)	furnish (without charge) to the selling Sponsors, Syndicatees, Management LPs and Bohai, upon request, such numbers of copies of the prospectus, including the applicable preliminary prospectus, as required by the Securities Act, and such other documents as the Sponsors, Syndicatees, Management LPs or Bohai may reasonably request in order to facilitate their disposition of their Registrable Securities;

(d)	use its commercially reasonable efforts to: (i) register and qualify the Securities covered by such registration statement under such other securities or blue-sky Laws of such jurisdictions as shall be reasonably requested by the selling Sponsors; (ii) keep the registration and qualification in effect for so long as such registration statement remains in effect; and (iii) take any and all other actions which may be necessary or advisable to enable the Sponsors, Syndicatees, Management LPs and Bohai holding the Registrable Securities or underwriters to consummate the disposition in such jurisdictions of the Securities to be sold by such Sponsors, Syndicatees, Management LPs, Bohai or underwriters; PROVIDED THAT the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act;

(e)	in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement with the underwriter(s) of such offering, with such agreement to contain such representations and warranties by the Company, the Sponsors, the Syndicatees, the Management LPs and Bohai and such other terms and provisions as are customarily contained in underwriting agreements with respect to secondary distributions;

(f)	use its commercially reasonable efforts to cause all such Registrable Securities covered by such registration statement to be listed on the national securities exchange or trading system and each securities exchange and trading system (if any) on which similar Securities issued by the Company are then listed;

(g)	use its commercially reasonable efforts to provide a transfer agent and registrar for all Registrable Securities registered pursuant to this Agreement and provide a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

(h)	use its commercially reasonable efforts to furnish to the underwriter, in the event of an underwritten public offering, at the request of any Principal Investor requesting registration of Registrable Securities pursuant to this Article 4: (A) on the date on which such Registrable Securities are settled, an opinion, dated such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the underwriters; and (B) a “comfort” letter dated the date of pricing of such offering and a customary “bring-down” letter dated the settlement date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the underwriters;

(i)	promptly notify each of the Sponsors, Syndicatees, Management LPs and Bohai participating in the offering and each managing underwriter: (A) when such registration statement, any pre-effective amendment, the prospectus or any prospectus supplement related thereto or post-effective amendment to such registration statement has been filed, and, with respect to such registration statement or any post-effective amendment, when the same has become effective; (B) of the receipt by the Company of any comments from the SEC or receipt of any request by the SEC for additional information with respect to any registration statement or the prospectus related thereto or any request by the SEC for amending or supplementing the registration statement and the prospectus used in connection therewith; (C) of the issuance by the SEC of any stop order suspending the effectiveness of such registration statement or the initiation of any proceedings for that purpose; (D) of the receipt by the Company of any notification with respect to the suspension of the qualification of any of the Registrable Securities for sale under the securities or blue sky Laws of any jurisdiction or the initiation of any proceeding for such purpose; and (E) at any time when a prospectus relating thereto is required to be delivered under the Securities Act, upon discovery that, or upon the happening of any event as a result of which, the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading, in the light of the circumstances under which they were made (which notice shall be accompanied by an instruction to suspend the use of the prospectus until the requisite changes have been made), and in the case of this paragraph (E), promptly prepare and furnish, at the Company’s expense, to each of the participating Sponsors, Syndicatees Management LPs and Bohai and each managing underwriter a number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made;

(j)	deliver promptly to counsel to the Sponsors, Syndicatees, Management LPs and Bohai and each underwriter, if any, participating in the offering of the Registrable Securities, copies of all correspondence between the SEC and the Company, its counsel or auditors and all memoranda relating to discussions with the SEC or its staff with respect to such registration statement;

(k)	use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of the registration statement;

(l)	cause its officers and employees to participate in, and to otherwise facilitate and cooperate with, the preparation of the registration statement and prospectus and any amendments or supplements thereto (including, without limitation, participating in meetings, drafting sessions, due diligence sessions and the marketing of the Registrable Securities covered by the registration statement (including, without limitation, participation in “road shows”)) taking into account the Company’s commercially reasonable business needs;

(m)	enter into and perform its obligations under such customary agreements (including, without limitation any applicable underwriting agreement) and take such other actions as the majority of the Principal Investors participating in the offering or managing underwriter(s) shall reasonably request in order to expedite or facilitate the disposition of such Registrable Securities;

(n)	promptly incorporate in a prospectus supplement or post-effective amendment such information as the managing underwriter(s) or a majority of the Sponsors, or, as the case may be, Principal Investors, holding Registrable Securities included in a registration statement reasonably request to be included therein relating to the “Plan of Distribution” section with respect to such Registrable Securities, and make all required filings of such prospectus supplement or post-effective amendment as soon as practicable after being notified of the matters to be incorporated in such prospectus supplement or post-effective amendment;

(o)	upon the written request of any Sponsor, Syndicatee, Management LP or Bohai who is included in a Shelf Registration Statement, supplement or amend a Shelf Registration Statement as necessary to add or delete Principal Investors as selling shareholders and to change the amounts of securities offered;

(p)	cooperate with each Sponsor, Syndicatee, Management LP and Bohai participating in the offering and each underwriter, and their respective counsel, in connection with any filings required to be made with the Financial Industry Regulatory Authority (FINRA), the New York Stock Exchange, or any other securities exchange on which such Registrable Securities are traded or will be traded;

(q)

make available for inspection by any Sponsor, any Syndicatee, any Management LP and Bohai and any underwriter participating in any disposition pursuant to a registration statement being filed by the Company pursuant to this Article 4 and any attorney, accountant or other professional retained by any such Sponsor, Syndicatee, Management LP, Bohai or underwriter (collectively, the Inspectors), all financial and other records, pertinent corporate documents and properties of the Company (collectively, the Records) as shall be reasonably necessary or desirable to enable them to exercise their due diligence responsibility, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any

Inspectors in connection with such registration statement. Records that the Company determines, in good faith, to be confidential and that it notifies the Inspectors are confidential shall not be disclosed by the Inspectors unless (i) the Company’s counsel has determined that the disclosure of such Records is necessary to avoid or correct a misstatement or omission in such registration statement or (ii) the release of such Records is ordered pursuant to a subpoena or other order from a court of competent jurisdiction. Each Sponsor, Syndicatee, Management LP and Bohai agrees that information obtained by it as a result of such inspections shall be deemed confidential and shall not be used by it or its Affiliates as the basis for any market transactions in the Company’s Securities unless and until, in the Company’s sole discretion, such information is made generally available to the public; for the avoidance of doubt, Bohai shall not be permitted to disclose or provide access to any such confidential information to any of its Affiliates that would be considered a Company Competitor. Each Sponsor, Syndicatee, Management LP and Bohai further agrees that, upon learning that disclosure of such Records is sought in a court of competent jurisdiction, it shall give, and shall use commercially reasonable efforts to cause its Inspectors to give, notice to the Company and allow the Company, at its expense, to undertake appropriate action to prevent disclosure of the Records deemed confidential.

(r)	Except with respect to a Shelf Registration Statement (other than a Shelf Registration Statement for which the Company has received a request to conduct a shelf take-down and such take-down has not yet been completed), promptly prior to the filing of any document which is to be incorporated by reference into the registration statement or the prospectus contained therein (after the initial filing of such registration statement) provide copies of such document to counsel for the Sponsors, the Syndicatees, the Management LPs and Bohai participating in the offering and to each managing underwriter, and make the Company’s representatives available for discussion of such document and make such changes in such document concerning the Sponsors, Syndicatees, Management LPs and Bohai participating in the offering prior to the filing thereof as counsel for such Sponsors, Syndicatees, Management LPs, Bohai or underwriters may reasonably request;

(s)	furnish to each Sponsor, Syndicatee, Management LP and Bohai participating in the offering and each managing underwriter(s), upon request and without charge, at least one signed copy of the registration statement and any post-effective amendments thereto, excluding all documents incorporated therein by reference and all exhibits (including, without limitation, those incorporated by reference);

(t)	cooperate with the Sponsors, Syndicatees, Management LPs and Bohai participating in the offering and the managing underwriter(s) to facilitate the timely preparation and delivery of certificates not bearing any restrictive legends representing the Registrable Securities to be sold, and cause such Registrable Securities to be issued in such denominations and registered in such names in accordance with the underwriting agreement prior to any sale of Registrable Securities to the underwriters or, if not an underwritten offering, in accordance with the instructions of such participating Sponsors, Syndicatees, Management LPs and Bohai at least two Business Days prior to any sale of Registrable Securities and instruct any transfer agent or registrar of Registrable Securities to release any stop transfer orders in respect thereof;

(u)	to the extent required by the rules and regulations of FINRA, retain a “qualified independent underwriter”, which shall be reasonably acceptable to the majority of the Sponsors participating in the offering; and

(v)	take no direct or indirect action prohibited by Regulation M under the Exchange Act.

4.5.	Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Article 4 with respect to the Registrable Securities of any selling Sponsor or selling Syndicatee or selling Management LP or Bohai that such Sponsor, Syndicatee, Management LP or Bohai, as applicable, shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such Securities as is reasonably required to effect the registration of such Sponsor’s, Syndicatee’s, Management LP’s or Bohai’s, as applicable, Registrable Securities.

4.6.	Expenses of Registration. The Company shall pay any and all Registration Expenses (other than Selling Expenses) incurred in connection with registrations, filings or qualifications pursuant to this Article 4, regardless of whether the applicable registration statement is declared effective. All Selling Expenses relating to Registrable Securities registered pursuant to this Section shall be borne and paid by the Principal Investors pro rata on the basis of the number of Registrable Securities registered on their behalf.

4.7.	Well-Known Seasoned Issuer.

(a)	To the extent the Company is a well-known seasoned issuer (as defined in Rule 405 under the Securities Act, a WKSI) at the time any demand is submitted to the Company by a Principal Investor pursuant to Section 4.1 or the Company is otherwise required to file a registration statement under Section 4.1, the Company shall file an Automatic Shelf Registration Statement which covers those Registrable Securities which are requested to be registered.

(b)	The Company shall use commercially reasonable efforts to remain a WKSI (and not become an “ineligible issuer” (as defined in Rule 405 under the Securities Act)) during the period during which such Automatic Shelf Registration Statement is required to remain effective. If the Company does not pay the filing fee covering the Registrable Securities at the time the Automatic Shelf Registration Statement is filed, the Company agrees to pay such fee at such time or times as the Registrable Securities are to be sold. If the Automatic Shelf Registration Statement has been outstanding for at least three years, at the end of the third year the Company shall refile a new automatic shelf registration statement covering the Registrable Securities. If on any “determination date” (as described in clause (2) of the definition of “Well-Known Seasoned Issuer” in Rule 405 under the Securities Act) when the Company has an active Shelf Registration Statement covering Registrable Securities on file with the SEC the Company determines that it is not a WKSI, the Company shall refile the Shelf Registration Statement covering Registrable Securities on Form F-3 or, if such form is not available and any Sponsor so requests, Form F-1, and keep such Shelf Registration Statement effective during the period during which such Shelf Registration Statement is required to be kept effective.

4.8.	Indemnification. If any Registrable Securities are included in a registration statement under this Article 4:

(a)	To the extent permitted by Law, the Company will indemnify and hold harmless each Sponsor, each Syndicatee, each Management LP and Bohai holding Registrable Securities covered by a Registration Statement, their respective Affiliates and all partners, members, officers, directors, employees, agents and shareholders of each such Sponsor, each such Syndicatee, each such Management LP and Bohai and their respective Affiliates; any underwriter (as defined in the Securities Act) of the Registrable Securities and each Person, if any, who controls such Sponsor, Syndicatee, Management LP, Bohai or underwriter within the meaning of the Securities Act or the Exchange Act (each, an Investor Indemnified Person), against any Damages arising out of or based on: (i) any untrue statement (or alleged untrue statement) of a material fact contained or incorporated by reference in any registration statement, preliminary prospectus, final prospectus, summary prospectus or “issuer free writing prospectus” (as defined in Rule 433 of the Securities Act) or any other such disclosure document or related document or report authorized by the Company incident to any such registration; (ii) any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein (with respect to a prospectus, in light of the circumstances under which they were made) not misleading; or (iii) any violation (or alleged violation) by the Company of applicable Law (including the Securities Act, any state securities Laws or any rule or regulation thereunder) applicable to the Company and relating to action or inaction required of the Company in connection with any offering covered by such registration; and the Company will pay to each such Investor Indemnified Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; PROVIDED THAT the Company shall not be liable for any Damages to the extent that they arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of any Sponsor, Syndicatee, Management LP or Bohai expressly for inclusion in the registration statement, preliminary prospectus, final prospectus, summary prospectus, issuer free writing prospectus or offering circular.

(b)

To the extent permitted by Law, each Sponsor, each Syndicatee, each Management LP and Bohai selling Registrable Securities covered by a Registration Statement, severally and not jointly, will indemnify and hold harmless the Company, and each of its directors, each of its officers who has signed the registration statement, each Person (if any), who controls the Company within the meaning of the Securities Act, any underwriter of the Registrable Securities any other Sponsor, Syndicatee, Management LP or Bohai selling Securities in such registration statement, and any controlling Person of any such underwriter or other Sponsor, Syndicatee, Management LP or Bohai to the same extent as the indemnity from the Company set forth in Section 4.8(a), but only with respect to written information furnished by or on behalf of such selling Sponsor, Syndicatee, Management LP or Bohai expressly for inclusion in the registration statement, preliminary prospectus, final prospectus, summary prospectus or issuer free writing prospectus or any other such disclosure document or related document or report incident to any such registration; and each such selling Sponsor, each such Syndicatee, each such Management LP and Bohai (to the extent Bohai is selling Registrable Securities) will pay to the Company and each other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; PROVIDED THAT in no event shall the aggregate amounts payable by any Sponsor, any Syndicatee, any Management LP or Bohai by way of indemnity or contribution under Sections 4.8(b) and 4.8(d) exceed the proceeds from the offering received by such Sponsor, Syndicatee, Management LP or Bohai (net of any Selling Expenses paid by such Sponsor, Syndicatee, Management LP or Bohai).

(c)	Promptly after receipt by an indemnified party under this Section 4.8 of notice of the commencement of any action (including any governmental action) for which a party may be entitled to indemnification hereunder, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 4.8, give the indemnifying party notice of the commencement thereof. The indemnifying party shall have the right to participate in such action and, to the extent the indemnifying party so desires, participate jointly with any other indemnifying party to which notice has been given, and to assume the defense thereof with counsel mutually satisfactory to the parties, and, after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party under such section for any fees and expenses of other counsel incurred subsequently by such indemnified party; PROVIDED THAT an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such action. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent (which shall not be unreasonably withheld, delayed or conditioned), but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Without the prior written consent of the indemnified party (which shall not be unreasonably withheld, delayed or conditioned), the indemnifying party shall not consent to entry of judgment or enter into any settlement of any pending or threatened proceeding, in respect of which any indemnified party is or could have been a party or indemnity could have been sought hereunder by such indemnified party, that (A) does not include an unconditional release of such indemnified party, reasonably satisfactory to such indemnified party, from all liability arising out of such proceeding and (B) includes any statement as to admission of fault, culpability or failure to act by or on behalf of such indemnified party. The failure to give notice to the indemnifying party within a reasonable time of the commencement of any action shall only relieve such indemnifying party of any liability to the indemnified party under this Section 4.8 to the extent that such failure actually and materially prejudices the indemnifying party’s ability to defend such action, and the failure to give notice to the indemnifying party will not relieve the indemnifying party of any liability that it may have to any indemnified party otherwise than under this Section 4.8.

(d)

To provide for just and equitable contribution to joint liability under the Securities Act in any case in which either: (i) any party otherwise entitled to indemnification hereunder makes a claim for indemnification pursuant to this Section 4.8 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case, notwithstanding the fact that this Section 4.8 provides for indemnification in such case; or (ii) contribution under the Securities Act may be required on the part of any party for which indemnification is provided under this Section 4.8 then, and in each such case, such parties will contribute to the aggregate Damages to which they may be subject (after contribution from others) in such proportion as is appropriate to reflect the relative fault of each of the indemnifying party and the indemnified party in connection with the statements, omissions, or other actions that resulted in such Damages, as well as to reflect any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or allegedly untrue statement of a material fact, or the omission or alleged omission of a material fact, relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission; PROVIDED THAT, in any such case: (x) each Sponsor’s, each Syndicatee’s, each Management LP’s and Bohai’s liability pursuant to this Section 4.8(d) shall be limited as set forth in Section 4.8(b); and (y) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. The parties hereto agree that it would not be just and equitable if contribution pursuant to this paragraph (d) were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in this Section 4.8. The liability of any Sponsor under this Section 4.8(d) shall be several and not joint.

(e)	The obligations of the parties under this Section 4.8 shall be in addition to any liability which any party may otherwise have to any other Person.

(f)	Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

(g)	The obligations of the Company, Sponsors, Syndicatees , Management LPs and Bohai under this Article 4 shall survive the completion of any offering of Registrable Securities in a registration under this Article 4, and otherwise shall survive the termination of this Agreement.

4.9.

Information: Form F-3. With a view to making available to the Sponsors, the Syndicatees, the Management LPs and Bohai the benefits of Rule 144 and any other rule or regulation of the SEC that may at any time permit a Sponsor, Syndicatee, Management LP or Bohai to sell Securities of the Company without registration or pursuant to a registration statement on Form F-3, the Company agrees to use commercially reasonable efforts to: (i) make and keep adequate current public information available, as those terms are understood and defined in Rule 144, at all times that the Company is subject to the periodic reporting requirements under Sections 13 or 15(d) of the Exchange Act; (ii) file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act and (iii) furnish to each Sponsor, each Syndicatee, each Management LP and Bohai, forthwith upon reasonable request: (A) a written statement by the Company that it has complied with the reporting requirements of the Securities Act and the Exchange Act at all

times after it has become subject to such reporting requirements, or that it qualifies as a registrant whose Securities may be resold pursuant to a registration statement on Form F-3 at any time after it so qualifies; (B) a copy of the most recent annual or quarterly report (if any) of the Company, and such other statements, reports and other documents, in each case, as filed by the Company with the SEC; and (C) such other information as may be reasonably requested in availing a Sponsor, Syndicatee, Management LP or Bohai (provided, that, Bohai shall not be permitted to disclose any such information to any of its Affiliates that would be considered a Company Competitor) of any rule or regulation of the SEC which permits the selling of any such Securities without registration or pursuant to a registration statement on Form F-3. From the date hereof until termination of the registration rights provisions of this Agreement: (1) the Company shall continue to use commercially reasonable efforts to qualify for registration on Form F-3 for secondary sales; and (2) the Company shall not take any action to amend its governing documents, or enter into or amend any agreement, if such amendment or agreement would materially impair or otherwise adversely affect the rights of the Sponsors, Syndicatees or Management LP under this Article 4.

4.10.	Limitations on Subsequent Registration Rights. From and after the date of this Agreement, the Company shall not, without the prior written consent of the Sponsors holding a majority of the Registrable Securities then outstanding, enter into any agreement with any holder or prospective holder of any Securities of the Company that would allow such holder or prospective holder: (i) to include such Securities in any registration unless, under the express terms of such agreement, such holder or prospective holder may include such Securities in any such registration only to the extent that the inclusion of such Securities will not reduce the number of the Registrable Securities of the Sponsors, the Syndicatees, the Management LPs or Bohai that are included; or (ii) to initiate a demand for registration of any Securities held by such holder or prospective holder. In the event that the Company engages in a merger or consolidation in which the Shares are converted into the Securities of another company, appropriate arrangements will be made so that the registration rights provided under this Agreement continue to be provided to the Sponsors, the Syndicatees, the Management LPs and Bohai by the issuer of such Securities.

4.11.	“Market Stand-off” Agreement. If and to the extent reasonably requested by the managing underwriter(s) of an underwritten public offering of the Company’s equity Securities based on then-current market practice:

(a)

subject to customary exceptions similar to those contained in the lock-up agreements related to the IPO, each Sponsor, each Syndicatee, each Management LP and Bohai will not during the period commencing on the date of the final prospectus relating to the registration by the Company of Shares or any other equity Securities under the Securities Act and ending on the date specified by the Company and the managing underwriter (such period not to exceed 90 days (which period may be extended upon the written request of the managing underwriter(s), to the extent required by any FINRA rules, for an additional period of up to 18 days, if the Company issues or proposes to issue an earnings or other public release within 15 days of the expiration of the 90-day lock-up period), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Shares or other equity Securities held immediately before the effective date of the registration statement for such offering or any securities convertible into or exercisable or exchangeable for such Shares or other equity Securities; or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such Shares or other equity Securities, whether any such transaction described in paragraphs (i) or (ii) above is to be settled by delivery of Shares or other Securities, in cash, or otherwise. The foregoing provisions of this Section 4.11 shall not apply to the sale of any Shares to an underwriter pursuant to an underwriting agreement, and shall be applicable to the Sponsors, Syndicatees, Management LPs or Bohai only if all officers and directors are subject to the same restrictions and, to the extent requested by the managing underwriter(s) for such offering, the Company uses commercially reasonable efforts to obtain a similar agreement from all shareholders individually owning more than one percent of the Shares outstanding. Any discretionary waiver or termination of the restrictions of any or all of such agreements by the Company or the underwriters shall apply pro rata to all Sponsors, Syndicatees, Management LPs and Bohai subject to such agreements, based on the number of Shares subject to such agreements; and

(b)	if the Sponsors, Syndicatees, Management LPs and Bohai enter into any lock-up or similar agreements with underwriters in connection with any public offering of Registrable Securities, then the terms of such agreements, whilst in effect, shall replace and supersede the terms of Section 4.11(a).

4.12.	Termination of Registration Rights. The right of any Principal Investor to request registration or inclusion of Registrable Securities in any registration pursuant to Section 4.1 or 4.2 and the right of any Syndicatee, Management LP or Bohai to request inclusion of Registrable Securities in any registration pursuant to Section 4.2 shall terminate when: (a) a registration statement relating to the sale of such Registrable Securities has been declared effective by the SEC and such Registrable Securities have been disposed of by a Sponsor, Syndicatee, Management LP or Bohai pursuant thereto; or (b) such Registrable Securities have been disposed of by a Sponsor, Syndicatee, Management LP or Bohai pursuant to Rule 144.

4.13.	Bohai. Notwithstanding any of the foregoing, Bohai shall not have any of the rights or obligations applicable to Bohai under this Article 4 on or prior to the expiration of the Lock-up Period.

ARTICLE 5. STANDSTILL

5.1.	Bohai Standstill.

(a)

Subject to the provisions relating to Sponsor Transfer Restrictions in Section 3.7 and to Acquisition Proposals in Section 3.10, neither Bohai nor any of its Affiliates will, during the Standstill Period, without the consent of the majority of the Board, (i) in any manner acquire, agree to acquire or publicly make any proposal to acquire, whether directly or indirectly, (x) any material assets of the Company or its Subsidiaries or (y) any Shares or voting securities of the Company; (ii) in any manner publicly offer to enter into or propose any merger, business combination, recapitalization, restructuring or other extraordinary transaction involving the Company or its Subsidiaries, (iii) initiate any shareholder proposal or the convening of any shareholders’ meeting of the Company, (iv) solicit proxies with respect to any matter from, or otherwise seek to influence, advise or direct the vote of any other holder of Shares of the Company, (v) make, form, join or participate in any group of Persons acting in concert in connection with the foregoing; or (vi) assist or encourage any other Person in connection with any of the foregoing. For the avoidance of doubt, Bohai will not be prohibited from making private offers (including to the Board) of the type described in clauses (i) or (ii) (or clauses (iv) or (v) to the extent relating to clauses (i) or (ii)); PROVIDED THAT any such private offer shall not require a public disclosure by Bohai under applicable SEC Rules and Regulations.

5.2.	Bohai Mandatory Offer.

(a)	In no event shall Bohai or any of its Affiliates be permitted to acquire more than 30% of the Shares in the aggregate other than pursuant to a fully financed cash offer to all other shareholders of the Company to acquire their Shares. In the event that Bohai and/or its Affiliates determine to acquire (whether pursuant to a single transaction or a series of related transactions) an interest in Shares, together with Shares in which Bohai already holds, equal to 30% or more of the Shares (the Mandatory Offer Event), then Bohai shall be required to make a mandatory fully financed cash offer for all of the Shares held by the shareholders of the Company other than Bohai (the Mandatory Offer Shareholders) to acquire their Shares for a purchase price per share determined by Bohai (the Mandatory Offer). The completion of such Mandatory Offer shall be conditioned upon the satisfaction of a minimum acceptance condition of a number of Shares equal to at least 50.1% of all Shares held by the Mandatory Offer Shareholders (the Minimum Acceptance Condition).

(b)	With respect to a Mandatory Offer Event, Bohai shall commence a cash tender offer in compliance with the requirements of Section 14(d) and Section 14(e) of the Exchange Act and any other securities laws or regulations applicable thereto.

(c)	Bohai shall not be permitted to consummate such Mandatory Offer or Mandatory Offer Event if there have not been validly tendered that number of Shares which would represent the Minimum Acceptance Condition.

5.3.	Sponsor Public Sale.

(a)	During the Standstill Period, if any of the Sponsors decide to engage in a Public Sale (other than a Public Sale by a Sponsor or the Sponsors of less than 1% in the aggregate of the Shares), the Selling Shareholder shall give Bohai a written notice (the Public Sale Notice, and the date of such notice, the Public Sale Notification Date) of the intention to (i) commence a “road show” with respect to a marketed offering pursuant to a registration statement at any time during a 30-day period commencing 5 Business Days following the Public Sale Notification Date (such 30-day period, the Road Show Window), or (ii) execute a block trade or other non-marketed Public Sale pursuant to a registration statement, or pursuant to Rule 144, at any time during a 30-day period commencing 3 Business Days following the Public Sale Notification Date (such 30-day period, the Block Trade Window), which notice shall include the principal terms and conditions of any such Public Sale.

(b)

The Selling Shareholder may commence the proposed road show at any time during such Road Show Window or execute such block trade or other non-marketed Public Sale pursuant to a registration statement or Rule 144 at any time during such Block Trade Window; PROVIDED THAT the Selling Shareholder shall allow Bohai the opportunity to purchase up to 20% of the Selling Shareholder’s Shares proposed to be Sold in such Public Sale, on the same terms and conditions provided in the Public Sale Notice, so long as Bohai provides an irrevocable written commitment to such Selling Shareholder to purchase such Shares prior to the execution of such Public

Sale on the same terms and conditions as the Public Sale (without giving effect to any fees, expenses or commissions paid or payable to any underwriters or brokers in connection with a Public Sale); PROVIDED, further that, for the avoidance of doubt, under no circumstances shall the Sponsors be required to commence a road show during the Road Show Window or execute a block trade or other non-marketed Public Sale pursuant to a registration statement or Rule 144 at any time during a Block Trade Window.

ARTICLE 6. INFORMATION AND CONFIDENTIALITY

6.1.	Access to Information.

(a)	At any time during which the Company does not file reports with a securities regulatory authority that are publicly available that contain such information, the Company shall deliver to the Sponsors, the Syndicatees and Bohai (a) the most recent audited annual financial statements of the Company and (b) the most recent unaudited quarterly financial statements of the Company, in each case, as promptly as practicable after each applicable period end, but no later than they otherwise become available.

(b)	The Company shall, and shall cause each of its Subsidiaries, at any and all reasonable times during normal business hours on reasonable notice and in such manner as is not reasonably likely to adversely affect the operations of the Company or any of its Subsidiaries, as the case may be, to permit each of the Sponsors, Bohai and their respective advisors and agents to examine, at such Sponsor’s or Bohai’s expense, as applicable, all books of account, records, reports documents, data and papers, and to make copies and take extracts and to discuss its business, affairs, finances and accounts with its senior employees, accountants and other advisors; provided that such rights shall not apply to (i) a Sponsor that holds less than 5% of the Shares or (ii) Bohai if it holds less than 5% of the Shares.

(c)	A Sponsor that holds more than 5% of the Shares and Bohai for so long as Bohai holds at least 5% of the Shares, may disclose Confidential Information in connection with any proposed Sale by such Party to a Third Party provided that such Sale is permitted in accordance with the terms of this Agreement and provided that such Third Party enters into a confidentiality agreement for the benefit of the Parties to hold any such information in strict confidence and to not use such information for any purpose other than such Sale and specifying that the Parties shall be jointly and severally entitled to enforce such confidentiality agreement.

(d)	For the avoidance of doubt, Bohai shall not be permitted at any time to disclose, or provide access to, any confidential or proprietary information of the Company or any of its Subsidiaries to any of its Affiliates that would be considered Company Competitors.

6.2.	Confidentiality and Announcements.

(a)	The Parties acknowledge that the provisions of this Agreement shall be publicly disclosed in their entirety.

(b)	Each Sponsor and Bohai agrees to hold in strict confidence all Confidential Information. Subject to applicable Law, a Party may disclose any Confidential

Information to (a) any of its Representatives and (b) the Company, its Subsidiaries and their respective directors, management or advisers (collectively, Authorized Recipients) on a confidential basis. If Bohai, a Sponsor or any of its Authorized Recipients is required by Law or regulation or any legal or judicial process to disclose any Confidential Information, or disclosure of Confidential Information is requested by any Governmental Authority having authority over such Sponsor or Bohai, such Sponsor or Bohai, as applicable, shall promptly notify the Company and the other Sponsors or Bohai, as applicable, of such requirement so that the Company may at its own expense oppose such requirement or seek a protective order and request confidential treatment thereof. If such Sponsor, Bohai or such Authorized Recipient is nonetheless required, or such a request nonetheless remains outstanding, to disclose any such Confidential Information, such Sponsor, Bohai or Authorized Recipient may disclose such portion of such Confidential Information without liability hereunder.

(c)	No public announcement or press release concerning Confidential Information shall be made by any Sponsor or Bohai (or any Affiliate thereof), without the prior consent of the Company and the other Sponsors, which may also be given in general terms with respect to categories of announcements. This provision shall not prohibit any public announcement or press release required to be made by any applicable Laws or regulations, provided that Bohai or such Sponsor (or such Affiliate) that is making such announcement shall, to the extent practicable, consult with the Company and the other Sponsors concerning the timing and content of such announcement before such announcement is made and shall give a copy thereof to the other Parties at the same time as, or as soon as reasonably practicable after, the making of such announcement.

(d)	Each Party agrees that nothing in this Section 6.2 shall authorise the use of any Confidential Information in contravention of applicable securities Laws.

ARTICLE 7. ADDITIONAL AGREEMENTS

7.1.

Corporate Opportunities. Subject to applicable Law, and, in the case of Bohai, and confidentiality and use provisions in this Agreement applicable to Bohai, the Sponsors , the Syndicatees and Bohai (including their respective equity holders and their respective Affiliates, but excluding any member of the Board who is also an officer of the Company) may engage in or possess any interest in other investments, business ventures or Persons of any nature or description, independently or with others, similar or dissimilar to, or that competes with, the investments or business of the Company and its Subsidiaries (collectively, Outside Activities), and may provide advice and other assistance to any such investment, business venture or Person engaged in Outside Activities, (b) the Company shall have no rights in and to such Outside Activities or the income or profits derived therefrom, and (c) the pursuit of any such Outside Activities, even if competitive with the business of the Company and its Subsidiaries, shall not be deemed wrongful or improper. Subject to applicable Law, the Sponsors, the Syndicatees, Bohai and their respective Affiliates (including their respective equity holders and their respective Affiliates, but excluding any member of the Board who is also an officer of the Company) (i) shall not be obligated to present any particular investment or business opportunity to the Company even if such opportunity is of a character that, if presented to the Company, could be pursued by the Company, and (ii) shall have the right to pursue for their own account (individually or as a partner or a fiduciary) or to recommend to any other Person any such investment opportunity. Notwithstanding the foregoing, nothing in this Article 7 shall be deemed or construed to permit any Director to use any confidential, proprietary or non-public information obtained in his or her capacity as a Director for the personal benefit of such Director or of any entity with which such Director may be affiliated or to the detriment of the Company, to the extent such use would not have been permitted under applicable Law in the absence of this Article 7.

7.2.	Acquisitions of Shares. Each of the Parties other than the Company and the Management LPs (each a Shareholder Party) shall notify each of the other Shareholder Parties if such Shareholder Party acquires or disposes of beneficial ownership (within the meaning of Section 13(d) and Rule 13d-3 under the Exchange Act) in any Shares if at the time of such acquisition or disposal the Shares are registered under the Exchange Act and Shareholder Parties as a group (within the meaning of Section 13(d)(3) and Rule 13d-5 under the Exchange Act) in aggregate hold more than 5% of the then issued and outstanding Shares.

7.3.	Securities Law Compliance; Legends

(a)	Restrictive Legends. Each certificate representing the Shares subject to this Agreement shall be stamped or otherwise imprinted with a legend in substantially the following terms:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED FOR RESALE UNDER THE UNITED STATES SECURITIES ACT OF 1933 OR ANY STATE SECURITIES OR BLUE SKY LAWS. THESE SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM UNDER SAID ACT OR LAWS.”

(b)	Removal of Legends. Notwithstanding the foregoing provisions of this Section 7.3, the restrictions imposed by paragraph (a) upon the transferability of the Shares shall cease and terminate when (i) such Shares are Sold or otherwise disposed of in accordance with the intended method of disposition by the Selling Shareholder(s) thereof set forth in a registration statement under the Securities Act or (ii) the holder of such Shares has met the requirement of Sale of such Shares pursuant to subparagraph (b)(1) of Rule 144. Whenever the restrictions imposed by the legend set forth in Section (a) shall terminate as to any Shares, as herein provided, the holder of such Shares shall, upon furnishing the Company with an opinion of counsel, which opinion and counsel shall be reasonably satisfactory to the Company, to the effect that the restrictions imposed by the legend set forth in paragraph (a) have terminated as to such Shares, be entitled to receive from the Company, without expense, a new certificate not bearing the restrictive legend set forth in paragraph (a) and not containing any other reference to the restrictions imposed by the legend set forth in paragraph (a).

(c)	Additional Legend.

(i)	Each certificate evidencing Shares and each certificate issued in exchange for or upon the Sale of any Shares to an Affiliate or to any Third Party purchaser of Shares to whom rights under this Agreement are assigned pursuant to Section 10.6 of this Agreement shall be stamped or otherwise imprinted with a legend in substantially the following form:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A SHAREHOLDERS’ AGREEMENT. THE TERMS OF SUCH SHAREHOLDERS’ AGREEMENT INCLUDES, AMONG OTHER THINGS, RESTRICTIONS ON TRANSFERS.”

(ii)	The Company shall imprint such legends on certificates evidencing Shares of any Sponsor, Syndicatee, Management LP and Bohai outstanding immediately following the Closing. The legend set forth above shall be removed from the certificates evidencing any Shares of any Sponsor, Syndicatee, Management LP and Bohai when such Shares are no longer subject to any restrictions under this Agreement.

ARTICLE 8. AMENDMENTS AND WAIVERS

8.1.	Amendments.

(a)	Unless otherwise specified herein, any amendment or variation of this Agreement shall be valid and effective and binding upon all Parties hereto if it is in writing and it is approved by the Company and each of the Sponsors that holds at least 1% of the Shares and Bohai (for so long as Bohai holds at least 1% of the Shares); PROVIDED THAT, to the extent that any such amendment or variation is a result of, or related to, a Change of Control Transaction, Bohai’s approval shall not be required unless any such amendment or variation of this Agreement would, by its terms, (i) Discriminate against Bohai, (ii) adversely affect Bohai’s rights pursuant to Section 2.1(a)(iv) (board of directors), Section 2.3(e) (board committees) Section 3.1 (tag-along), Section 3.6 (subscription rights), Section 3.7 (Sponsor transfer restrictions), Section 3.8 (Bohai transfer restrictions), Section 3.9 (Sales to Bohai Permitted Transferees), Section 3.10(a) (notice relating to Acquisition Proposals), Section 3.10(d) (Premium Refund), Article 4 (registration rights) (so long as the Company or any successor of it is a registrant under Section 12 or 13 of the Exchange Act), Section 5.3 (Sponsor Public Sale), Section 6.1 (access to information) or Section 7.1 (corporate opportunities), in each case subject to the limitations set forth therein, or (iii) cause Bohai to (x) incur any new financial or monetary liability or (y) be subject to any new restrictive covenant. Subject to Section 8.1(b), any amendment or variation which has been approved as provided in this Section 8.1 shall be binding upon each Party, whether or not that Party has agreed to it.

(b)	Any amendment or variation to this Agreement which would be disproportionately and materially prejudicial to the rights of the Syndicatees that hold at least 1% of the Shares (or any of them) or the Management LPs (or any of them) under this Agreement, as compared to the change to the rights of the Sponsors under this Agreement from how they exist immediately prior to such amendment or variation to as they would exist as a result thereof, shall also require the prior approval of the GS Syndicatee, the OHA Syndicatees, the Railpen Syndicatee, the USS Syndicatee and/or the relevant Management LP as the case may be.

8.2.	Waivers. Except as expressly set forth herein, the provisions of this Agreement may only be waived with the prior written consent of the Party against whom the waiver is to be effective.

8.3.	No Waiver of Rights. No course of dealing between the Company, the Sponsors, the Syndicatees (or any of them), the Management LPs (or any of them) or Bohai or any delay in exercising any rights hereunder will operate as a waiver of any rights of any Party to this Agreement. The failure of any Party to enforce any of the provisions of this Agreement will in no way be construed as a waiver of such provisions and will not affect the right of such Party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

ARTICLE 9. TERMINATION OF THIS AGREEMENT

9.1.	The provisions of this Agreement, except as otherwise expressly provided herein, shall terminate upon the first to occur of (a) the dissolution, liquidation or winding-up of the Company that has been approved, if required, pursuant to Section 2.4, (b) the written approval of such termination by (i) the Company and (ii) each of the Sponsors and Bohai, and (c) the date on which none of the Sponsors and Bohai are shareholders in the Company.

9.2.	This Agreement shall cease to bind (a) Bohai if it no longer has, together with its Affiliates, a direct or indirect interest in any Shares, or (b) a Sponsor, Syndicatee or Management LP that no longer has, together with its Affiliates, a direct or indirect interest in any Shares, in each case (i) without prejudice to rights and obligations accrued prior to such cessation or termination and (ii) subject to Article 6 and Section 10.9 remaining in force.

ARTICLE 10. MISCELLANEOUS

10.1.	Aggregation of Holdings of Shares. Notwithstanding anything to the contrary contained herein:

(a)	for the purpose of calculating the percentage of Shares owned by AHCL pursuant to this Agreement, the Shares owned by AHCL shall be aggregated with: (i) all Shares held by the OHA Syndicatees and any Affiliate thereof; and (ii) AHCL’s Aggregation Pro Rata Share of the Shares held by the GS Syndicatees;

(b)	for the purpose of calculating the percentage of Shares owned by AAIL pursuant to this Agreement, the Shares owned by AAIL shall be aggregated with: (i) all Shares held by the USS Syndicatee and any Affiliate thereof; and (ii) AAIL’s Aggregation Pro Rata Share of the Shares held by the GS Syndicatees; and

(c)	for the purpose of calculating the percentage of Shares owned by Idamante pursuant to this Agreement, the Shares owned by Idamante shall be aggregated with: (i) all Shares held by the Railpen Syndicatee and any Affiliate thereof; and (ii) Idamante’s Aggregation Pro Rata Share of the Shares held by the GS Syndicatees, provided that any Shares purchased by a Syndicatee after the IPO Closing Date shall not be taken into account for the purposes of this Section 10.1.

10.2.	Shares held by Syndicatees. Except for Article 4, and notwithstanding anything else in this Agreement (including, for the avoidance of doubt, Sections 2.1 and 3.2) the terms of this Agreement shall not apply to any Shares purchased by a Syndicatee after the IPO Closing Date.

10.3.	Agency.

(a)	Each of the OHA Syndicatees and the GS Syndicatees (in respect of AHCL’s Aggregation Pro Rata Share of the Shares held by such GS Syndicatees only) hereby irrevocably appoints and instructs AHCL as its sole agent to:

(i)	enter into and perform as agent any documents that are required to implement a transfer of Shares by the OHA Syndicatees or the GS Syndicatees (as applicable) pursuant to Section 3.2 of this Agreement (each an OHA/GS Transfer Document);

(ii)	pay any amounts to be paid to the OHA Syndicatees or the GS Syndicatees (as applicable) pursuant to any OHA/GS Transfer Document (less any expenses incurred by ACHL on behalf of the OHA Syndicatees or the GS Syndicatees (as applicable) in connection with such OHA/GS Transfer Document calculated on a pro rata basis); and

(iii)	give and receive such representations, warranties, undertakings and indemnities reasonably requested from a non-controlling selling shareholder, and assume such other rights and obligations as any OHA/GS Transfer Document provides are to be given, assumed, received, made or done by the OHA Syndicatees or the GS Syndicatees (as applicable), and ACHL hereby accepts such appointments and instructions.

(b)	Each of the USS Syndicatee and the GS Syndicatees (in respect of AAIL’s Aggregation Pro Rata Share of the Shares held by such GS Syndicatees only) hereby irrevocably appoints and instructs AAIL as its sole agent to:

(i)	enter into and perform as agent any documents that are required to implement a transfer of Shares by the USS Syndicatee or the GS Syndicatees (as applicable) pursuant to Section 3.2 of this Agreement (each a USS/GS Transfer Document);

(ii)	pay any amounts to be paid to the USS Syndicatee or the GS Syndicatees (as applicable) pursuant to any USS/GS Transfer Document (less any expenses incurred by AAIL on behalf of the USS Syndicatee or the GS Syndicatees (as applicable) in connection with such USS/GS Transfer Document calculated on a pro rata basis); and

(iii)	give and receive such representations, warranties, undertakings and indemnities reasonably requested from a non-controlling selling shareholder, and assume such other rights and obligations as any USS/GS Transfer Document provides are to be given, assumed, received, made or done by the USS Syndicatee or the GS Syndicatees (as applicable), and AAIL hereby accepts such appointments and instructions.

(c)	Each of the Railpen Syndicatee and the GS Syndicatees (in respect of Idamante’s Aggregation Pro Rata Share of the Shares held by such GS Syndicatees only) hereby irrevocably appoints and instructs Idamante as its sole agent to:

(i)	enter into and perform as agent any documents that are required to implement a transfer of Shares by the Railpen Syndicatee or the GS Syndicatees (as applicable) pursuant to Section 3.2 of this Agreement (each a Railpen/GS Transfer Document);

(ii)	pay any amounts to be paid to the Railpen Syndicatee or the GS Syndicatees (as applicable) pursuant to any Railpen/GS Transfer Document (less any expenses incurred by Idamante on behalf of the Railpen Syndicatee or the GS Syndicatees (as applicable) in connection with such Railpen/GS Transfer Document calculated on a pro rata basis); and

(iii)	give and receive such representations, warranties, undertakings and indemnities reasonably requested from a non-controlling selling shareholder, and assume such other rights and obligations as any Railpen/GS Transfer Document provides are to be given, assumed, received, made or done by the Railpen Syndicatee or the GS Syndicatees (as applicable), and Idamante hereby accepts such appointments and instructions.

10.4.	Severability. It is the desire and intent of the Parties hereto that the provisions of this Agreement be enforced to the fullest extent permissible under the Laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

10.5.	Entire Agreement. This Agreement and the other agreements referred to herein and to be executed and delivered in connection herewith embody the entire agreement and understanding among the Parties hereto with respect to the subject matter hereof and thereof and supersede and preempt any and all prior and contemporaneous understandings, agreements, arrangements or representations by or among the Parties, whether written or oral, which may relate to the subject matter hereof or thereof in any way including, for the avoidance of doubt, the 2014 Shareholders Agreement and the registration rights agreement dated as of May 21, 2010, as amended, among Avolon Investments S.à r.l. (Avolon Investments) and the investors party thereto, and the investment and shareholders’ deed relating to Avolon Investments dated May 20, 2010, as amended and restated, among Avolon Investments and the shareholders party thereto. Other than this Agreement, and the other agreements referred to herein and to be executed and delivered in connection herewith, there are no other agreements continuing in effect relating to the subject matter hereof.

10.6.	Successors and Assigns. Except as otherwise provided herein, this Agreement will bind and inure to the benefit of and be enforceable by the Company and its successors and assigns, the Sponsors, the Syndicatees, Bohai and the Management LPs. Neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by any Party hereto, except that:

(a)	each Sponsor may assign rights hereunder to any Third Party purchaser of the Shares held by such Sponsor (other than a Third Party purchaser of Shares pursuant to a Public Sale) provided that such Sponsor has first received the Requisite Consent from the Sponsors;

(b)	each Syndicatee may assign rights hereunder to a Third Party purchaser of Shares pursuant to Section 3.3 provided that such Syndicatee has first received the consent of each of the Sponsors in accordance with Section 3.3;

(c)	Bohai may assign rights hereunder to a Bohai Permitted Transferee in connection with any transfer of Shares held by Bohai to such permitted Transferee, subject to Section 3.9; and

(d)	each Sponsor, Syndicatee and Management LP may assign rights hereunder to any Affiliate of such Sponsor, Syndicatee or Management LP (as applicable), including for the avoidance of doubt in the case of a Management LP the individual or individual(s) on whose behalf the Management LP holds the Shares, in connection with any transfer of Shares held by such Sponsor, Syndicatee or Management LP (as applicable) to such Affiliate.

Any such transferee shall (unless already bound hereby) execute and deliver to the Company a Joinder Agreement and shall thenceforth be a Sponsor, Syndicatee, Bohai or Management LP, as applicable.

10.7.	Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement. Facsimile or other electronic counterpart signatures to this Agreement shall be acceptable and binding.

10.8.	Remedies.

(a)	Each Party to hereto shall have all rights and remedies reserved for such Party pursuant to this Agreement and all rights and remedies which such Party has been granted at any time under any other agreement or contract and all of the rights which such holder has under any Law or equity. Any Person having any rights under any provision of this Agreement will be entitled to enforce such rights specifically, to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by Law or equity.

(b)	The Parties hereto agree that if any Parties seek to resolve any dispute arising under this Agreement pursuant to a legal proceeding, the prevailing Parties to such proceeding shall be entitled to receive reasonable fees and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such proceedings.

(c)	Each Party hereto acknowledges that the other Parties would be irreparably damaged in the event of a breach or a threatened breach by such Party of any of its obligations under this Agreement. As a consequence, each Party hereto agrees that, in the event of a breach or a threatened breach by any Party of any obligation hereunder, any other Party shall, in addition to any other rights and remedies available to it in respect of such breach, be entitled to an injunction from a court of competent jurisdiction (without any requirement to post bond) granting it specific performance by such Party of its obligations under this Agreement.

10.9.	Notices.

(a)	All notices or other communications which are required or otherwise delivered hereunder shall be deemed to be sufficient and duly given if contained in a written instrument (a) personally delivered or sent by telecopier or other electronic delivery, (b) sent by nationally-recognized overnight courier guaranteeing next Business Day delivery or (c) sent by first class registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

(i)	if to the Company, to:

Avolon Holdings Limited

The Oval, Building 1

Shelbourne Road

Ballsbridge, Dublin 4

Ireland

Attention: Ed Riley

Facsimile: +353 1231 5889

Email: eriley@avolon.aero

(ii)	if to AAIL, to:

20 Avenue Monterey

L-2163

Luxembourg

Attention: The Directors

Facsimile: +352 2668 6220

Email: mmouget@cvc.com

(iii)	if to Idamante, to:

4 Rue Albert Borschette

L-1246

Luxembourg

Attention: The Directors

Facsimile: +352 2609 5230

(iv)	if to AHCL, to:

Avolon Holding Corporation (Luxembourg) I, S.À.R.L.

Avolon Holding Corporation (Luxembourg) II, S.À.R.L.

Avolon Holding Corporation (Luxembourg) III, S.À.R.L.

c/o Oak Hill Capital Partners III, L.P.

201 Main Street, Suite 1018

Fort Worth, Texas 76102

Attention: Controller

Facsimile: (817) 339-7350

Email: shessing@oakhillcapital.com

with a copy to:

John Monsky

Oak Hill Capital Partners

65 East 55th Street

New York, New York 10022

Facsimile: (212) 527-8450

Email: JMonsky@oakhillcapital.com

(v)	if to VIPL, to:

c/o Government of Singapore Investment Corporation (London Office) Pte Ltd

1st and 2nd Floors

York House

45 Seymour Street

London

W1H 7LX

Attention: Robin Jarratt and Vinit Nagarajan

Email: robinjaratt@gic.com.sg; vinitnagarajan@gic.com.sg

(vi)	if to the GS Syndicatees (or any of them), to:

Goldman, Sachs & Co.

200 West Street

15th Floor

NY 10282

Attention: Brandon Press

Facsimile: +1 212 428 4677

(vii)	if to the OHA Syndicatees, to:

Oak Hill Advisors, L.P.

114 Avenue of the Americas

27th Floor

New York

New York 10036

Attention: Gregory Rubin

Facsimile: +1 212 838 8411

(viii)	if to the Railpen Syndicatee, to:

Cinven Limited

Tudor House

Le Bordage

St Peter Port

Guernsey GY1 3PP

Attention: Sarah-Jane Stratford

Facsimile: +44 1481 747 749

With a copy to:

Cinven Partners LLP

Warwick Court

Paternoster Square

London EC4M 7AG

Attention: Kevin Whale

Facsimile: +44 20 7661 3843

(ix)	if to the USS Syndicatee, to:

6th Floor

60 Threadneedle Street

London EC2R 8HP

Attention: Geoffrey Geiger

Email: Ggeiger@uss.co.uk

with a copy to:

6th Floor

60 Threadneedle Street

London EC2R 8HP

Attention: Legal

Email: legal@uss.co.uk

(x)	if to any Management LP, to:

c/o Agraffe No.2 Limited

PO Box 309

Ugland House

Grand Cayman

KY1-1104 Cayman Islands

(xi)	if to Bohai, to:

HNA Plaza, 20/F

26 Xiaoyun Road

Chaoyang District, Beijing

The Peoples Republic of China 100125

Tel: 86-10-5758-3682

Fax: 86-10-5978-2368

Attention: Corporate Secretary

with a copy to:

Sidley Austin LLP

One South Dearborn

Chicago, IL 60603

Facsimile: +1.312.853.7036

Attention: Pran Jha and Ted Kamman

(xii)	if to any other Sponsor, to him, her or it at his, her or its address set forth on the register of members of the Company; or

(xiii)	to such other address as the Party to whom notice is to be given may have furnished to each other Party in writing in accordance herewith.

(b)	Any such notice or communication shall be deemed to have been received (i) when delivered, if personally delivered or sent by telecopier or other electronic delivery, (ii) on the first Business Day after dispatch, if sent by nationally recognized, overnight courier guaranteeing next Business Day delivery and (iii) on the fifth Business Day following the date on which the piece of mail containing such communication is posted, if sent by mail.

10.10.	Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.

(a)	This Agreement shall be governed by and construed in accordance with the internal Laws of the State of New York applicable to agreements made and to be performed entirely within such State, without regard to the conflicts of Law principles of such state.

(b)	Each Party irrevocably submits to the jurisdiction of (a) the Supreme Court of the State of New York, New York County, and (b) the United States District Court for the Southern District of New York, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Each Party further agrees that service of any process, summons, notice or document by U.S. registered mail to such Party’s respective address set forth above shall be effective service of process for any action, suit or proceeding in New York with respect to any matters to which it has submitted to jurisdiction in this Section 10.10. Each Party irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in (i) the Supreme Court of the State of New York, New York County, or (ii) the United States District Court for the Southern District of New York, and hereby and thereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

(c)	EACH PARTY HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY. Each Party (a) certifies that no representative, agent or attorney of any other Party has represented, expressly or otherwise, that such other Party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it and the other Parties hereto have been induced to enter into this Agreement and the ancillary agreements, as applicable, by, among other things, the mutual waivers and certifications in this Section 10.10.

10.11.	Further Assurances. Each Party hereto shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments, and documents, not inconsistent herewith, as any other Party hereto reasonably may request in order to carry out the provisions of this Agreement and the consummation of the transactions contemplated hereby.

10.12.	Representations and Warranties. Each Sponsor, each Syndicatee, each Management LP and Bohai (each, a Holder) (as to himself or itself only) represents and warrants to the Company and the other Holders that, as of the time such Holder becomes a Party to this Agreement:

(a)	this Agreement has been duly and validly executed and delivered by such Holder and this Agreement constitutes a legal and binding obligation of such Holder , enforceable against such Holder in accordance with its terms; and

(b)	the execution, delivery and performance by such Holder of this Agreement and the consummation by such Holder of the transactions contemplated hereby will not, with or without the giving of notice or lapse of time, or both (i) violate any Law applicable to it, or (ii) conflict with, or result in a breach or default under, any term or condition of any agreement or other instrument to which such Holder is a party or by which such Holder is bound, except for such violations, conflicts, breaches or defaults that would not, in the aggregate, materially affect such Holder’s ability to perform its obligations hereunder.

10.13.	Brokers. Each Holder (as to himself or itself only) represents and warrants to the Company and the other Holders that, as of the time such Holder becomes a Party to this Agreement, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of such Holder or its Affiliates that is entitled to any fee or commission from the Company or any Subsidiary of the Company.

10.14.	No Partnership. No provision of this Agreement is intended to create a partnership between any of the Parties or makes a Party the agent of another Party for any purpose. Unless specifically provided otherwise, no Party has authority or power to bind, to contract in the name of, or to create a liability for another Party in any way or for any purpose.

10.15.	No Third Party Reliance. Anything contained herein to the contrary notwithstanding, the covenants of the Company contained in this Agreement (a) are being given by the Company as an inducement to the Sponsors, the Syndicatees, Bohai and the Management LPs to enter into this Agreement (and the Company acknowledges that the Sponsors, the Syndicatees, Bohai and the Management LPs have expressly relied thereon) and (b) are solely for the benefit of the Sponsors, Syndicatees, Bohai and Management LPs. This Agreement is for the sole benefit of the Parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any person, other than the Parties hereto and such assigns, any legal or equitable rights hereunder.

10.16.	Certain Waivers. Each Sponsor agrees that it shall not, and shall cause each of its Affiliates not to, and hereby waives any right to bring or participate in (either as claimant or counterclaimant) any claim, suit, action, arbitration, complaint, charge, investigation or proceeding (each an Action) either on its own behalf or by or in the right of the Company, against any Majority Sponsor Director, for actions taken or omitted to be taken by such Majority Sponsor Director in connection with (a) any Board Reserved Matters, PI Board Reserved Matter, Sponsor Reserved Matters or PI Reserved Matters and (b) any Outside Activities (including the income or profits derived from any Outside Activities), including without limitation in each paragraph (a) and (b) any claims based upon breaches or alleged breaches of fiduciary duties under the Law of the Cayman Islands. The foregoing shall not limit the ability of any Sponsor to bring an Action to enforce its express rights under this Agreement. Nothing in this Section 10.16 shall limit any liability for fraud.

SIGNATURE

AS WITNESS whereof this Agreement has been duly executed on the day and year first before written.

Executed for and on behalf of	)
IDAMANTE S.À R.L.,	)
a company constituted in Luxembourg,	)
by persons who, in accordance	)
with the laws of that territory, are	)
duly authorised to act on behalf of the	)
company	)

Executed for and on behalf of	)
AAIL HOLDINGS S.À R.L.,	)
a company constituted in Luxembourg,	)
by persons who, in accordance	)
with the laws of that territory, are	)
duly authorised to act on behalf of the	)
company	)

Executed for and on behalf of	)
AVOLON HOLDING CORPORATION	)
(LUXEMBOURG) I S.À R.L.,	)
a company constituted in Luxembourg,	)
by a Class A Manager and a Class B Manager	)
who, in accordance	)
with the laws of that territory, are	)
duly authorised to act on behalf of the	)
company	)

Executed for and on behalf of	)
AVOLON HOLDING CORPORATION	)
(LUXEMBOURG) II S.À R.L.,	)
a company constituted in Luxembourg,	)
a company constituted in Luxembourg,	)
by a Class A Manager and a Class B Manager	)
who, in accordance	)
with the laws of that territory, are	)
duly authorised to act on behalf of the	)
company	)

Executed for and on behalf of	)
AVOLON HOLDING CORPORATION	)
(LUXEMBOURG) III S.À R.L.,	)
a company constituted in Luxembourg,	)
by persons who, in accordance	)
with the laws of that territory, are	)
duly authorised to act on behalf of the	)
company	)

Executed by a	)
director, for and on behalf of	)
VIGOROUS INVESTMENT PTE LTD	)

PRIVATE EQUITY PARTNERS X DIRECT L.P.
BY: GOLDMAN SACHS PEP X DIRECT INVESTMENT ADVISORS, L.L.C.
BY: GSAM GEN-PAR, L.L.C., ITS MANAGING MEMBER

By:

PRIVATE EQUITY PARTNERS IX DIRECT LP
BY: GOLDMAN SACHS PEP X DIRECT INVESTMENT ADVISORS, L.L.C.
BY: GSAM GEN-PAR, L.L.C., ITS MANAGING MEMBER

By:

PEG AVOLON HOLDINGS

By: GSAM GEN-PAR, L.L.C., ITS SOLE DIRECTOR

By:

POTOMAC BONDS LLC

By: OAK HILL ADVISORS, L.P., AS ITS INVESTMENT ADVISOR

By:

FUTURE FUND BOARD OF GUARDIANS

By: OAK HILL ADVISORS, L.P., AS ITS INVESTMENT ADVISOR

By:

OHA STRATEGIC CREDIT MASTER FUND, L.P.

By: OAK STRATEGIC CREDIT GENPAR, LLC, ITS GENERAL PARTNER

By:

OHA STRATEGIC CREDIT MASTER FUND IB, L.P.

By: OHA STRATEGIC CREDIT GENPAR, LLC, ITS GENERAL PARTNER

By:

OHA STRUCTURED PRODUCTS MASTER FUND, L.P.

By: OHA STRUCTURED PRODUCTS GENPAR, LLC, ITS GENERAL PARTNER

By: OHA STRUCTURED PRODUCTS MGP, LLC, ITS MANAGING MEMBER

By:

OHA STRUCTURED PRODUCTS MASTER FUND B, L.P.

By: OHA STRUCTURED PRODUCTS GENPAR, LLC, ITS GENERAL PARTNER

By:

Executed by Cinven Capital Management	)
(G4) Limited as General Partner of Cinven	)
Capital Management (IV) Limited	)
Partnership as General Partner of FOURTH	)
CINVEN (RAILPEN 2011))
CO-INVESTMENT LIMITED	)
PARTNERSHIP	)

Executed for and on behalf of	)
USS INVESTMENT MANAGEMENT	)
LIMITED (as agent for and on behalf of	)
Universities Superannuation Scheme Limited	)
(in its capacity as sole corporate trustee of	)
the Universities Superannuation Scheme)))

Executed for and on behalf of	)
AGRAFFE INVESTMENTS I, LP	)
by AGRAFFE NO. 2 LIMITED,	)
its general partner	)

Executed for and on behalf of	)
AGRAFFE INVESTMENTS II, LP	)
by AGRAFFE NO. 2 LIMITED,	)
its general partner	)

Executed for and on behalf of	)
AGRAFFE INVESTMENTS III, LP	)
by AGRAFFE NO. 2 LIMITED,	)
its general partner	)

Executed for and on behalf of	)
AGRAFFE INVESTMENTS VIII, LP	)
by AGRAFFE NO. 2 LIMITED,	)
its general partner	)

Executed for and on behalf of	)
AGRAFFE INVESTMENTS XI, LP	)
by AGRAFFE NO. 2 LIMITED,	)
its general partner	)

Executed for and on behalf of	)
AGRAFFE INVESTMENTS XII, LP	)
by AGRAFFE NO. 2 LIMITED,	)
its general partner	)

Executed for and on behalf of	)
AGRAFFE INVESTMENTS XV, LP	)
by AGRAFFE NO. 2 LIMITED,	)
its general partner	)

Executed for and on behalf of	)
AGRAFFE INVESTMENTS XVI, LP	)
by AGRAFFE NO. 2 LIMITED,	)
its general partner	)

Executed by a director, for and on behalf of	)
AVOLON HOLDINGS LIMITED	)

GLOBAL AVIATION LEASING CO., LTD.
BY: BRAVIA CAPITAL HONG KOND LTD.,
Its authorized representative

By:

SCHEDULE 1

NUMBER OF SHARES HELD BY PARTIES1

	Number of Shares held

Sponsors

Idamante	14,308,195

AAIL	14,308,195

AHCL	13,115,870

VIPL	12,662,116

Syndicatees

GS Syndicatees (in aggregate)	1,192,332

OHA Syndicatees (in aggregate)	5,166,848

Railpen Syndicatee	1,192,326

USS Syndicatee	2,384,709

Limited Partnerships

Agraffe Investments I, LP	213,258

Agraffe Investments II, LP	210,164

Agraffe Investments III, LP	96,333

Agraffe Investments VIII, LP	462,424

Agraffe Investments XI, LP	56,683

Agraffe Investments XII, LP	140,373

Agraffe Investments XV, LP	0

Agraffe Investments XVI, LP	940,845

Bohai

Bohai Leasing Co., Ltd.	[●	]

[1]	NTD: To be updated to reflect Tender Offer.

SCHEDULE 2

LIMITED PARTNERSHIPS

Agraffe Investments I, LP

Agraffe Investments II, LP

Agraffe Investments III, LP

Agraffe Investments VIII, LP

Agraffe Investments XI, LP

Agraffe Investments XII, LP

Agraffe Investments XV, LP

Agraffe Investments XVI, LP

SCHEDULE 3

FORM OF JOINDER AGREEMENT

The undersigned is executing and delivering this Joinder Agreement dated as of [●],              (this Agreement), pursuant to the Amended and Restated Shareholders’ Agreement dated as of [●], 2015 (as amended or otherwise modified from time to time, the Shareholders’ Agreement), among, amongst others, Idamante S.à r.l., AAIL Holdings S.à r.l., Avolon Holding Corporation (Luxembourg) I S.à r.l., Avolon Holding Corporation (Luxembourg) II S.à r.l., Avolon Holding Corporation (Luxembourg) III S.à r.l., Vigorous Investment Pte Ltd, Bohai Leasing Co., LTD and Avolon Holdings Limited.

Capitalized terms used but not defined in this Agreement have the meanings assigned to such terms in the Shareholders’ Agreement.

By executing and delivering this Agreement to the Company, the undersigned hereby agrees as follows:

1.	The undersigned (the New Shareholder), is hereby made a party to the Shareholders’ Agreement, and the New Shareholder hereby agrees to be bound by and obligated to comply with all the terms and provisions of the Shareholders’ Agreement applicable to the selling [Sponsor] [Syndicatee] [Management LP] [Bohai] thereunder.

2.	The New Shareholder represents and warrants to the Company, the Sponsors, the Syndicatees, Bohai and the Management LPs that:

(a)	this Agreement has been duly and validly executed and delivered by such New Shareholder and this Agreement and the Shareholders’ Agreement constitute legal and binding obligations of such New Shareholder, enforceable against such New Shareholder in accordance with its terms;

(b)	the execution and delivery by such New Shareholder of this Agreement and performance by such New Shareholder of this Agreement and the Shareholders’ Agreement and the consummation by such New Shareholder of the transactions contemplated hereby and thereby will not, with or without the giving of notice or lapse of time, or both (A) violate any Law applicable to it, or (B) conflict with, or result in a breach or default under, any term or condition of any agreement or other instrument to which the New Shareholder is a party or by which the New Shareholder is bound, except for such violations, conflicts, breaches or defaults that would not, in the aggregate, materially affect the New Shareholder’s ability to perform its obligations hereunder and thereunder; and

(c)	there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of such New Shareholder or its Affiliates that is entitled to any fee or commission from the Company or any Subsidiary of the Company.

3.	The New Shareholder acknowledges and agrees that, in the event that it acquired its Shares from [an existing Sponsor][Bohai],[2] except as expressly set forth in the Shareholders’ Agreement, it shall not have any of the rights or privileges of the relevant [Sponsor] [Syndicatee] [Management LP] [Bohai] under this Agreement but will be bound by and obligated to comply with the terms and provisions of this Agreement as if it were such [Sponsor] [Syndicatee] [Management LP][Bohai].

[2]	NTD: In the case of Bohai, only Permitted Transferees will be granted Bohai’s rights and privileges.

4.	The notice details for the New Shareholder for the purposes of Section 10.9 of the Shareholders’ Agreement are: [●].

5.	All of the terms and conditions of the Shareholders’ Agreement are unmodified and shall continue in full force and effect and shall be binding upon the New Shareholder and its assigns in accordance with the terms thereof.

IN WITNESS WHEREOF, the New Shareholder has executed this Agreement as of the date first above written.

SIGNED	)
for and on behalf of	)
[●]	)